Rule 424(b)(2)
                                                      Registration No. 333-44925
PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 23, 1998)

                                  $200,000,000

[LOGO]                     PRIDE INTERNATIONAL, INC.

                           10% SENIOR NOTES DUE 2009

                            ------------------------

     The notes will bear interest at the rate of 10% per year. We will pay interest on the notes on June 1 and December 1 of each year, beginning December 1, 1999. The notes will mature on June 1, 2009.

     We may redeem the notes at any time after June 1, 2004 at the redemption prices listed on page S-40. Before June 1, 2002, we may redeem up to 33% of the notes with the proceeds of qualified offerings of our equity. In addition, if we experience specific kinds of changes in control, we must offer to repurchase the notes.

     The notes will be our senior obligations and will rank equally with all our other unsecured senior debt. The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries that do not become guarantors of the notes, to our secured debt and to any secured debt of a subsidiary guarantor.

                            ------------------------

     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-10.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                         PER NOTE        TOTAL
                                         --------  ---------------
Public Offering Price                    100.000%  $   200,000,000
Underwriting Discount                      2.375%  $     4,750,000
Proceeds to Pride (before expenses)       97.625%  $   195,250,000

     Interest on the notes will accrue from May 26, 1999 to the date of delivery.

                            ------------------------

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about May 26, 1999.

                            ------------------------

SALOMON SMITH BARNEY                                DONALDSON, LUFKIN & JENRETTE

May 21, 1999

                          [Picture of the PRIDE AFRICA]

The PRIDE AFRICA, a newly constructed ultra-deepwater drillship, is expected to commence work for Elf Angola under a five-year contract offshore West Africa in mid-1999.


                          PRIDE'S WORLDWIDE OPERATIONS

                [Map depicting the worldwide operations of Pride]

SOUTH AMERICA                 GULF OF MEXICO                AFRICA/MIDDLE                 ASIA
                                                            EAST
2 Semisubmersible Rigs        11 Jackup Rigs                1 Semisubmersible Rig       2 Jackup Rigs
3 Jackup Rigs                 22 Platform Rigs              1 Jackup Rig                2 Tender-Assisted Rigs
2 Tender-Assisted Rigs                                      5 Tender-Assisted Rig       1 Platform Rigs
3 Lake Barge Rigs                                           1 Swamp Barge Rig           2 Land Drilling Rigs
74 Land Drilling Rigs                                       8 Land Drilling Rigs
155 Land Workover Rigs                                      1 Land Workover Rig

4 Semisubmersible Rigs                                     2 Drillships under
under Construction                                          Construction

Pride operates a diversified fleet of 307 rigs located in major oil and gas producing areas worldwide.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. WE ARE OFFERING TO SELL THE NOTES ONLY IN PLACES WHERE SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        -----
Summary..............................     S-4
Risk Factors.........................    S-10
Forward-Looking Information..........    S-15
Use of Proceeds......................    S-15
Capitalization.......................    S-16
Selected Financial Data..............    S-17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    S-19
Description of Business..............    S-28
Management...........................    S-36
Description of Notes.................    S-38
Underwriting.........................    S-72
Legal Matters........................    S-73
Experts..............................    S-73
Independent Accountants..............    S-73

                                   PROSPECTUS

Available Information................       3
Incorporation of Certain Documents by
  Reference..........................       3
The Company..........................       4
Risk Factors.........................       4
Use of Proceeds......................       6
Ratio of Earnings to Fixed Charges...       7
Description of Debt Securities.......       7
Description of Capital Stock.........      15
Plan of Distribution.................      18
Legal Matters........................      19
Independent Public Accountants.......      19

                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, BUT DOES NOT CONTAIN ALL INFORMATION THAT MAY BE IMPORTANT TO YOU. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE SPECIFIC TERMS OF THE OFFERING OF THE NOTES, INFORMATION ABOUT OUR BUSINESS AND FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS WE INCORPORATE BY REFERENCE IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.

     IN THIS PROSPECTUS SUPPLEMENT, WE REFER TO PRIDE INTERNATIONAL, INC. AND ITS SUBSIDIARIES AS "WE" OR "PRIDE," UNLESS THE CONTEXT CLEARLY INDICATES OTHERWISE.

                                  ABOUT PRIDE

     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. In recent years, we have focused our growth strategy on the higher margin offshore and international drilling markets. Offshore and international markets generally have greater profit potential than domestic land-based markets, primarily as a result of less competition, higher utilization rates and stronger demand resulting from a general trend by oil and gas companies to shift expenditures to exploration and development activities offshore and abroad. Currently, we operate a global fleet of 307 rigs, including three semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, four barge rigs, 23 offshore platform rigs and 251 land-based drilling and workover rigs. We operate in more than 20 countries and marine provinces. The significant diversity of our rig fleet and areas of operations enables us to provide a broad range of services and to take advantage of market upturns while reducing our exposure to sharp downturns in any particular market sector or geographic region.

     Most recently, we have focused on increasing the size of our fleet capable of drilling in deeper waters. The deepwater market generally supports longer-term, higher-rate contracts, and we believe that our experience in deepwater markets positions us to compete effectively in this sector. Through our subsidiary Pride-Foramer S.A. (which we acquired in 1997), we have drilled since 1977 a total of 43 wells in water depths greater than 1,300 feet and have participated in the design and construction of four drillships and two semisubmersible rigs. We have recently completed or are participating in the following additional offshore rig acquisition and construction projects:

     o AMETHYST 1 PURCHASE. In October 1998, we purchased for $85 million the AMETHYST 1, a dynamically positioned, self-propelled semisubmersible drilling rig capable of working in water depths of up to 4,000 feet. The AMETHYST 1 is currently working offshore Brazil under a charter and service contract that expires in 2001.

     o DRILLSHIP JOINT VENTURES. We have entered into joint ventures to construct, own and operate the PRIDE AFRICA and the PRIDE ANGOLA, two ultra-deepwater drillships that are currently under construction in South Korea. The drillships, which will be capable of operating in water depths of up to 10,000 feet, are contracted to work for Elf Exploration Angola for initial terms of five and three years, respectively. We expect the PRIDE AFRICA to commence operations in mid-1999 and the PRIDE ANGOLA to commence operations in late 1999 or early 2000. Pride and the joint ventures have entered into financing arrangements with a group of banks that are providing approximately $400 million of the drillships' total estimated construction cost of $470 million. The loans with respect to the PRIDE AFRICA have become nonrecourse to the joint venture participants, and the loans with respect to the PRIDE ANGOLA will become nonrecourse upon commencement of operations of the drillship. We have a 51% ownership interest in each joint venture and estimate that our total equity investment in the projects will be approximately $38 million.

     o AMETHYST JOINT VENTURES. We have a 30% equity interest in a joint venture company organized to construct, own and operate four Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs, which will be larger, enhanced versions of the AMETHYST 1, are currently under construction at shipyards in South Korea and the United States. Upon their completion, the rigs will be operated under charter and service contracts with Petroleo Brasilerio S.A. having initial terms of six to eight years. Delivery of the rigs is expected in mid-2000. The estimated total cost of the rigs is $700 million, $540 million of which is being provided by loans from third-party lenders. Pride has made aggregate equity contributions to the joint venture of approximately $46 million as of March 31, 1999.

                              RECENT DEVELOPMENTS

     FIRST RESERVE TRANSACTION. We have entered into an agreement with a fund managed by First Reserve Corporation under which First Reserve will invest approximately $55 million in the common equity of Pride and an additional $25 million in the common equity of the Amethyst joint venture company. In connection with the investment, William E. Macaulay, Chairman and Chief Executive Officer of First Reserve, will become a director of Pride. Under the terms of the agreement, First Reserve will purchase approximately 4.7 million shares of our common stock for $25 million in cash and the delivery of approximately $77 million principal amount at maturity of our Zero Coupon Convertible Subordinated Debentures Due 2018 that First Reserve has previously acquired. Those debentures have an accreted value of approximately $31.6 million.

     First Reserve's $25 million investment in the Amethyst joint venture company would be exchangeable after three years (or earlier in certain events) at First Reserve's option for an additional approximately 2.1 million shares of our common stock. We would have an option to purchase the stock of the joint venture company for cash or our common stock once that stock becomes exchangeable for our common stock. The investment in the joint venture company is subject to negotiation of acceptable documentation among the parties (including the other owners of the joint venture). If the investment is not completed, First Reserve will purchase from us approximately 2.1 million shares of our common stock for $25 million in cash.

     The transaction is subject to Hart-Scott-Rodino clearance and other customary conditions and is expected to be completed by the end of June 1999. We can give you no assurance, however, that the transaction will be completed.

     FIRST QUARTER RESULTS OF OPERATIONS. We reported a net loss for the first quarter of 1999 of $39.5 million on revenues of $153.8 million. Results for the quarter include charges totaling $28.9 million, net of estimated income taxes, for current and future cash expenditures related to the restructuring plan described below. Excluding these nonrecurring charges, the net loss was $10.6 million. For the same period in 1998, we reported net earnings of $21.4 million on revenues of $213.7 million. The decline in both revenues and earnings primarily resulted from a decline in global drilling and workover activity and a corresponding decline in pricing. We experienced continued weakness in the Gulf of Mexico and depressed land drilling and workover activity levels in South America, particularly Venezuela. In the Gulf of Mexico, we operated only six of our 11 jackup rigs. In Venezuela, our land drilling and workover operations have been negatively affected by reductions in private-sector exploration and production activity levels. We expect to realize substantially less revenue from the assets working in these areas in the near term than in recent periods. Our operating costs will not, however, decrease proportionately. This revenue decrease will adversely affect our results of operations for at least the near term, substantially reducing our revenues, cash flows, EBITDA and earnings and likely resulting in losses in 1999 and potentially beyond.

     RESTRUCTURING. To address the dramatic decline in drilling and workover activity, we have undertaken significant restructuring over the past several months, including measures aimed at reducing operating costs through regional base consolidations, downsizing administrative staffs and other reductions in personnel. Cumulatively, these measures have resulted in reductions of more than 4,000 personnel, or 38% from the peak in 1998. We expect these measures to result in annual cost savings in excess of $25 million.

                                  THE OFFERING

SECURITIES OFFERED....... $200 million aggregate principal amount of 10% Senior Notes due 2009. We may
                          issue up to an additional $100 million
                          principal amount of the notes from time
                          to time after this offering closes,
                          subject to debt incurrence restrictions
                          contained in certain of our debt
                          arrangements, including the indenture
                          for the notes.

MATURITY DATE............ June 1, 2009.

INTEREST PAYMENT DATES... June 1 and December 1 of each year, beginning December 1, 1999.

OPTIONAL REDEMPTION...... On or after June 1, 2004, we may redeem some or all of the notes at any time at
                          the redemption prices listed under the
                          heading "Description of
                          Notes -- Optional Redemption" on page
                          S-40.

                          Before June 1, 2002, we may redeem up to 33% of the notes with the proceeds from qualified offerings of our equity at a redemption price equal to 110% of the principal amount of the redeemed notes, plus accrued interest to the redemption date.

MANDATORY OFFER TO
  PURCHASE............... If we experience specific kinds of changes in control, we must offer to
                          repurchase the notes at a purchase price equal to 101% of the total principal amount of the notes, plus accrued interest to the date we repurchase the notes. Please read "Description of
                          Notes -- Change of Control" beginning
                          on page S-40. If a change of control
                          occurs, however, we may not be able to
                          repurchase notes tendered by holders.
                          Please read "Risk Factors -- We may not
                          be able to repurchase notes upon a
                          change of control" on page S-13.

RANKING.................. The notes:

                          o  are unsecured

                          o  rank equally with all our senior
                             debt that is unsecured and not
                             subordinated

                          o  are senior to all our subordinated
                             debt and

                          o  are effectively junior to our
                             secured debt, including debt we may
                             incur under our credit facility,
                             and to all debt and other
                             liabilities of our subsidiaries

                          If any of our subsidiaries guarantees
                          any of our other debt, that subsidiary
                          generally will be required to guarantee
                          the notes. Initially, we expect that
                          there will be no subsidiary guarantors.

COVENANTS................ We will issue the notes under an
                          indenture containing covenants for your
                          benefit. These covenants restrict our
                          ability and the ability of our
                          subsidiaries, with certain exceptions,
                          to:

                          o  pay dividends or make other
                             restricted payments

                          o  incur additional debt or issue
                             preferred stock

                          o  create or permit to exist liens

                          o  incur dividend or other payment
                             restrictions affecting subsidiaries

                          o  consolidate, merge or transfer all
                             or substantially all our assets

                          o  sell assets

                          o  enter into transactions with
                             affiliates and

                          o  engage in sale and leaseback
                             transactions

USE OF PROCEEDS.......... We expect the net proceeds from the offering to be approximately $194.7
                          million. We intend to use approximately
                          $150 million of the net proceeds to
                          repay debt and the remainder for generalp corporate purposes.

NO TRADING MARKET........ The notes will not be listed for trading on any national securities exchange.

                             SUMMARY FINANCIAL DATA

     We have provided summary consolidated financial data in the table below. We have derived the statement of operations data for each of the years in the five-year period ended December 31, 1998, and the balance sheet data as of December 31, 1998, 1997, 1996, 1995 and 1994, from our audited consolidated financial statements. We have derived the financial data for the three-month periods ended March 31, 1999 and 1998 and as of March 31, 1999 and 1998 from unaudited financial statements we have incorporated by reference in the accompanying prospectus. In the opinion of our management, the unaudited financial data reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial data for the interim periods. We caution you that the results for the three-month periods are not necessarily indicative of the results expected for a full year or any other interim period. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page S-19 and with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                                                                  THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                       -----------------------------------------------------  --------------------
                                         1994       1995       1996       1997       1998       1998       1999
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $ 182,336  $ 263,599  $ 407,174  $ 699,788  $ 835,563  $ 213,686  $ 153,819
Operating costs......................    139,653    187,203    292,599    458,861    529,844    136,493    114,112
Depreciation and amortization........      9,550     16,657     29,065     58,661     79,931     18,815     23,392
Selling, general and
  administrative.....................     25,105     32,418     45,368     73,881     84,825     20,857     21,893
Restructuring charges(1).............     --         --         --         --         --         --         38,517
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from operations......      8,028     27,321     40,142    108,385    140,963     37,521    (44,095)
Other income (expense), net(2).......        106     (4,898)    (9,323)    47,249    (38,720)    (9,338)   (10,739)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) before income
  taxes(2)...........................      8,134     22,423     30,819    155,634    102,243     28,183    (54,834)
Income tax provision (benefit).......      1,920      7,064      8,091     51,639     24,726      6,749    (15,377)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings (loss)(1)(2)(3).........  $   6,214  $  15,359  $  22,728  $ 103,995  $  77,517  $  21,434  $ (39,457)
                                       =========  =========  =========  =========  =========  =========  =========
OTHER DATA:
EBITDA(4)............................  $  17,273  $  44,616  $  71,109  $ 161,337  $ 222,100  $  56,170  $ (20,127)
Capital expenditures.................     59,171     40,636     61,711    268,307    574,257     92,299     72,464
Cash flow from (used in) operating
  activities.........................      8,371     27,169     21,217     60,564    174,965     25,400     (2,380)
Cash flow from (used in) investing
  activities.........................    (79,482)   (41,513)  (161,338)  (506,053)  (621,215)   (92,023)    23,653
Cash flow from financing
  activities.........................     69,572     17,669    141,136    509,574    458,395     40,380     33,415
Ratio of EBITDA to interest
  expense(4).........................      83.4x       7.1x       5.2x       4.7x       4.9x       5.4x     --
Ratio of earnings to fixed
  charges(5).........................       6.2x       4.0x       2.7x       4.5x       2.2x       2.4x     --
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital......................  $  26,640  $  31,302  $  62,722  $ 103,733  $  84,603  $  86,042  $ 112,758
Property and equipment, net..........    139,899    178,488    375,249  1,171,647  1,725,787  1,263,812  1,677,619
Total assets.........................    205,193    257,605    542,062  1,541,501  2,192,167  1,629,007  2,164,072
Long-term debt and capital leases,
  net of current portion.............     42,096     61,136    106,508    435,100    630,520    470,741    655,692
Zero coupon convertible subordinated
  debentures.........................     --         --         --         --        237,327     --        240,123
6 1/4% convertible subordinated
  debentures.........................     --         --         80,500     52,500     52,480     52,500     52,480
Shareholders' equity.................    111,385    131,239    201,797    685,157    763,402    707,001    724,206

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------
(1) Restructuring charges consist of cash costs incurred and to be incurred for regional base consolidations, down-sizing of administrative staffs and other reductions in personnel. Charges include the cost of involuntary employee termination benefits, including severance, wage continuation, medical and other benefits, facility closures and related personnel relocation costs and other costs in connection with the restructuring plan.

(2) Other income (expense), net, earnings (loss) before income taxes and net earnings (loss) for the year ended December 31, 1997 include a pretax gain of $83.6 million ($53.5 million, net of income tax) on the divestiture of our U.S. land-based well servicing business. The gain was partially offset by nonrecurring charges totaling $4.2 million, net of income taxes, relating principally to the induced conversion of $28.0 million principal amount of our 6 1/4% convertible subordinated debentures. Excluding such non-recurring items, net earnings for the year ended December 31, 1997 were $54.7 million.

(3) Net earnings (loss) for the year ended December 31, 1998 include charges totaling $3.8 million, net of income taxes, related to local work force reductions primarily in response to decreased activity levels.

(4) EBITDA means earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income
    (loss) or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use these data as an indicator of a company's ability to service debt. For the three months ended March 31, 1999, EBITDA was inadequate to cover interest expense by $32.7 million. EBITDA for the year ended December 31, 1997 excludes the non-recurring items described in note (2).

(5) We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For the three months ended March 31, 1999, earnings were inadequate to cover fixed charges by $62.5 million.

                                  RISK FACTORS

     IN CONSIDERING WHETHER TO PURCHASE THE NOTES, YOU SHOULD CAREFULLY CONSIDER ALL THE INFORMATION WE HAVE INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW. IN ADDITION, PLEASE READ "FORWARD-LOOKING INFORMATION" ON PAGE S-15, WHERE WE DESCRIBE ADDITIONAL UNCERTAINTIES ASSOCIATED WITH OUR BUSINESS AND THE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

LOW OIL AND GAS PRICES HAVE NEGATIVELY AFFECTED OUR FINANCIAL RESULTS AND MAY RESULT IN A LOSS THIS YEAR AND CONTINUE TO AFFECT OUR RESULTS IN 2000 AND BEYOND.

     Depressed market conditions may adversely affect our ability to make payments on the notes by affecting our results of operations and our liquidity. The profitability of our operations depends significantly upon conditions in the oil and gas industry and, specifically, the level of ongoing exploration and production expenditures of oil and gas company customers. The demand for contract drilling and related services is directly influenced by many factors beyond our control, including:

     o    oil and gas prices

     o    expectations about future prices

     o    the cost of producing and delivering oil and gas

     o    government regulations

     o    local and international political and economic conditions

     o the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices

     o    the level of production by non-OPEC countries and

     o the policies of the various governments regarding exploration and development of their oil and gas reserves

     The continuing weakness in worldwide oil and gas prices, which began in the fourth quarter of 1997, is depressing both offshore drilling activity, particularly in the U.S. Gulf of Mexico, and international land-based activity. As product prices have declined, companies exploring for oil and gas have curtailed or canceled some of their drilling programs, thereby reducing demand for drilling services. This reduction in demand has significantly eroded dayrates and utilization of our rigs, particularly in our offshore Gulf of Mexico and our onshore South American operations. This erosion in dayrates and utilization is currently having a negative impact on our financial results. In addition, there are a number of deepwater rigs currently under construction, some of which are not under contract. If demand for deepwater drilling services does not increase to meet this increased capacity, we could face competition from these and other rigs for future deepwater contracts. Although oil and gas prices improved in the late first quarter and early second quarter of 1999, these improved prices have not resulted in increased drilling activity or demand for our services. We cannot assure you that prices will remain at these levels.

     As of May 1, 1999, five of our 11 mat-supported jackup rigs in the Gulf of Mexico were idle, and nearly all of the remainder were working under contracts that expire by the end of the year. Approximately 60% of our platform rigs in that area were idle, with the remainder working at substantially lower dayrates than during 1998. We also are continuing to experience weakness in our land drilling and workover operations in South America, particularly Venezuela where private-sector exploration and production activity levels have been reduced. As a result, our EBITDA in the first quarter of 1999 was insufficient to cover our interest expense in that quarter, and our earnings (consisting of earnings before income taxes plus fixed charges less capitalized interest) were insufficient to cover our fixed charges (consisting of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor) for the quarter. We expect to realize substantially less revenue from the assets working in these areas in the near term than in recent periods. Our operating costs will not, however, decrease proportionately. This revenue decrease will adversely affect our results of operations for at least the near term, substantially reducing our revenues, cash flows, EBITDA and earnings and likely resulting in losses in 1999 and potentially beyond. In addition, earnings in future quarters may be insufficient to cover our fixed charges in those quarters, and further deterioration in market conditions may result in EBITDA being insufficient to cover our interest expense in those quarters.

INTERNATIONAL EVENTS MAY HURT OUR OPERATIONS.

     We derive a significant portion of our revenues from operations in South America, the Middle East, Southeast Asia and other international areas. Risks associated with operating in international markets include the following:

     o  foreign exchange restrictions and currency fluctuations

     o  changes in foreign tax rates

     o  political instability

     o  foreign and domestic monetary and tax policies

     o  expropriation

     o  nationalization

     o  nullification or modification of contracts and

     o  war and civil disturbances

     Additionally, our ability to compete in international contract drilling markets may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

DELAYS OR COST OVERRUNS IN OUR CONSTRUCTION AND REFURBISHMENT PROJECTS COULD MATERIALLY AFFECT OUR RESULTS OF OPERATIONS.

     We have expended, and in 1999 will continue to expend, significant amounts to complete construction of new rigs, including our two drillships, and, to a lesser extent, to upgrade and refurbish other rigs. In addition, we have made and may continue to make equity contributions to the Amethyst joint ventures, which are constructing four new semisubmersible rigs. Each of those rigs has charter and service contracts with Petrobras. The joint venture originally intended to build two additional Amethyst-class rigs. Construction contracts with respect to those two rigs were terminated, however, after the shipyard at which the rigs were to be constructed filed for protection from its creditors. Petrobras has cancelled the charter and service contracts for the two rigs. We can give no assurance that Petrobras will not seek to recover compensation from the joint venture in connection with the cancellation.

     All of these construction projects are subject to the risks of delay or cost overruns inherent in construction projects. These risks include:

     o  unforeseen engineering problems

     o  work stoppages

     o  weather interference

     o  unanticipated cost increases

     o  delays in receipt of necessary equipment and

     o  inability to obtain the requisite permits or approvals

     Significant construction cost overruns could have a material adverse effect on our financial position and cash flows. Significant delays could also have a material adverse effect on our contract commitments for such rigs. Petrobras has recently cancelled contracts with another contract drilling company that experienced significant delays in a major rig construction project.

OUR CUSTOMERS MAY SEEK TO CANCEL OR RENEGOTIATE SOME OF OUR DRILLING CONTRACTS DURING DEPRESSED MARKET CONDITIONS OR IF WE EXPERIENCE OPERATIONAL DIFFICULTIES.

     During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, customers may seek to terminate existing contracts if we experience operational problems. The deepwater markets in which we operate require the use of floating rigs with sophisticated positioning, subsea and related systems designed for drilling in deep water. If this equipment fails to function properly, the rig cannot engage in drilling operations, and our customers may have the right to terminate the drilling contracts. The likelihood that a customer may seek to terminate a contract for operational difficulties is increased during market downturns like the one currently being experienced. The cancellation of a number of our drilling contracts could adversely affect our results of operations.

OUR SIGNIFICANT DEBT LEVELS AND OUR DEBT AGREEMENT RESTRICTIONS MAY LIMIT OUR FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING OTHER BUSINESS OPPORTUNITIES.

     As of March 31, 1999, as adjusted to give effect to the offering of the notes and the application of the net proceeds, we would have had approximately $1,094.2 million in long-term debt and capital lease obligations. Excluded from this amount are certain financial and other guarantees and certain other obligations relating to our 30% equity interest in the Amethyst joint venture. This joint venture has significant indebtedness that is nonrecourse to us and thus is not reflected on our balance sheet. The level of our indebtedness will have several important effects on our future operations, including:

     o a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on our debt and will not be available for other purposes

     o covenants contained in some of our existing debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business and may limit our ability to fund capital expenditures, dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities

     o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited

     Our ability to meet our debt service obligations, including making payments on the notes, and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.

THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL OUR EXISTING AND FUTURE SECURED DEBT AND TO ALL DEBT OF OUR SUBSIDIARIES.

     The notes will be effectively subordinated in right of payment to all of our existing and future secured debt, including debt we may incur under our credit facilities. If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before you receive any amounts due under the notes to the extent of the value of the assets securing their debt. In that event, you may not be able to recover any interest or principal you are due under the notes.

     In addition, the notes are effectively subordinated to all of the creditors, including trade creditors and tort claimants, of our subsidiaries that are not subsidiary guarantors of the notes as described under "Description of Notes -- Subsidiary Guarantees of Notes" beginning on page S-38, as well as to any secured creditors of the subsidiary guarantors. Initially, we expect that there will be no subsidiary guarantors. We conduct substantially all our operations through both U.S. and foreign subsidiaries, and substantially all our assets consist of equity in such subsidiaries. Accordingly, we are and will be dependent on our ability to obtain funds from our subsidiaries to service our debt, including the notes. Financing arrangements that our subsidiaries are party to impose restrictions on our ability to gain access to the cash flow or assets of our subsidiaries. In addition, our foreign subsidiaries may face governmentally imposed restrictions on their ability to transfer funds to us.

     As of March 31, 1999, as adjusted to give effect to the offering of the notes and the application of the net proceeds, Pride would have had $236.8 million of secured debt and our subsidiaries would have had $372.1 million of debt and other liabilities outstanding to creditors other than Pride. In addition, we would have had another $40 million of borrowing availability under our revolving credit facility.

WE MAY NOT BE ABLE TO REPURCHASE NOTES UPON A CHANGE OF CONTROL.

     If specified change of control events occur, each holder of the notes will have the right to require us, subject to certain conditions, to repurchase all or any part of that holder's notes. See "Description of Notes -- Change of Control" beginning on page S-40. Prior to repurchasing the notes, however, we may be required to repay all or some of our debt under our other debt arrangements or to obtain consents from the lenders to permit the repurchase. If we cannot repay that debt or obtain the consents necessary under those debt arrangements, we may not be able to repurchase the notes. Also, we may not have sufficient funds available or be able to obtain the financing necessary to make any of the debt payments, including repurchases of the notes, described above.

     If a change of control occurred and we did not have the funds or financing available to make the debt payments and to repurchase the notes, an event of default would be triggered under the indenture governing the notes and certain other debt instruments. Each of these defaults could have a material adverse effect on us and the holders of the notes.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID SUBSIDIARY GUARANTEES.

     The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees any of our other debt. Initially, we expect that there will be no subsidiary guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. A court could avoid or subordinate a subsidiary guarantee in favor of that subsidiary guarantor's other creditors if the court found that either:

     o the guarantee was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or

     o the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guarantee and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guarantee:

     o was insolvent or rendered insolvent by reason of the issuance of the subsidiary guarantee

     o was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital or

     o intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured

Among other things, a legal challenge of the subsidiary guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to have any claim against that subsidiary guarantor and would be solely creditors of the parent company and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, the claims of the holders of the notes against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

WE ARE SUBJECT TO HAZARDS CUSTOMARY IN THE OILFIELD SERVICE INDUSTRY AND TO THOSE MORE SPECIFIC TO MARINE OPERATIONS. WE MAY NOT HAVE INSURANCE TO COVER ALL THESE HAZARDS.

     Our operations are subject to the many hazards customary in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. In certain instances, contractual indemnification of customers or others is required of us.

     We maintain workers' compensation insurance for our employees and other insurance coverage for normal business risks, including general liability insurance. Although we believe our insurance coverage to be adequate and in accordance with industry practice against normal risks in our operations, any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured, but subject to substantial deductibles, could materially and adversely affect our operations and financial condition. Moreover, we may not be able to maintain adequate insurance in the future at rates or on terms we consider reasonable or acceptable.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL LIABILITIES MAY ADVERSELY AFFECT OUR OPERATIONS.

     Many aspects of our operations are subject to numerous governmental regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years and may impose strict liability, rendering us liable for environmental damage without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on us. In addition, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas could have a material adverse effect on our operations by limiting future contract drilling opportunities.

     From time to time, certain of our foreign subsidiaries operate in countries such as Libya and Iran that are subject to sanctions and embargoes imposed by the U.S. Government. Although these sanctions and embargoes do not prohibit those subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such countries, they do prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in or approving any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons provide managerial oversight and supervision may adversely affect the financial or operating performance of such business activities.

THERE IS NO PUBLIC MARKET FOR THE NOTES, AND WE DO NOT INTEND TO LIST THEM ON ANY SECURITIES EXCHANGE OR DEALER QUOTATION SYSTEM.

     There is no existing market for the notes. We cannot provide any assurance about:

     o  the liquidity of any markets that may develop for the notes

     o  your ability to sell your notes or

     o  the prices at which you will be able to sell your notes

     Future trading prices of the notes will depend on many factors, including prevailing interest rates, our operating results, ratings of the notes and the market for similar securities. The underwriters have advised us that they intend to make a market in the notes after completion of the offering. The underwriters do not, however, have any obligation to do so, and they may discontinue any market-making activities at any time without any notice. In addition, we do not intend to apply for the listing of the notes on any securities exchange or for quotation of the notes in any dealer quotation system.

                          FORWARD-LOOKING INFORMATION

     This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus supplement or the accompanying prospectus, including the information we incorporate by reference, that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

     o future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature and the timing of completion)

     o    repayment of debt

     o expansion and other development trends in the contract drilling industry

     o    business strategies

     o    expansion and growth of operations

     o    utilization rates and contract rates for rigs and

     o    future operating results and financial condition

We have based these statements on assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including:

     o    general economic and business conditions

     o    prices of oil and gas and industry expectations for future prices

     o    foreign exchange controls and currency fluctuations

     o the business opportunities (or lack thereof) that may be presented to and pursued by us and

     o    changes in laws or regulations

Most of these factors are beyond our control. Please read "Risk Factors." We caution you that any forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements.

                                USE OF PROCEEDS

     We expect the net proceeds from the offering of the notes to be approximately $194.7 million, after deducting discounts to the underwriters and estimated expenses of the offering that we will pay. We expect to use approximately $150 million of the net proceeds to repay debt and the remainder for general corporate purposes. The debt to be repaid bears interest at rates ranging from 5.4% to 8.7% (with a weighted average interest rate of 7.9%) as of March 31, 1999, and matures at dates ranging from May 1999 to December 2003.

     After the application of the net proceeds as described above, we will have reduced the aggregate amount of our debt payable over the next three years by approximately $116.2 million, thereby lengthening the average maturity of our debt from 5.9 years to 7.1 years. In addition, after the offering we will have approximately $186 million of cash and cash equivalents and $40 million of borrowing availability under our revolving credit facility.

                                 CAPITALIZATION

     We have provided in the table below our consolidated cash and cash equivalents, short-term debt and capitalization (1) as of March 31, 1999, (2) as adjusted to give effect to the issuance of the notes and the application of the net proceeds as described in "Use of Proceeds" and (3) on a pro forma basis to give effect to First Reserve's $55 million investment in our common stock described above under "Summary -- Recent Developments" and as adjusted to give effect to the issuance of the notes and the application of the net proceeds. We can give you no assurance that the First Reserve transaction will be completed.

                                                   AS OF MARCH 31, 1999
                                       --------------------------------------------
                                                          AS           PRO FORMA,
                                          ACTUAL       ADJUSTED      AS ADJUSTED(1)
                                       ------------  ------------    --------------
                                                  (DOLLARS IN THOUSANDS)
CASH AND CASH EQUIVALENTS............  $    141,228  $    185,928      $  210,928
                                       ============  ============    ==============
SHORT-TERM DEBT AND CURRENT
  MATURITIES OF LONG-TERM DEBT AND
  CAPITAL LEASE OBLIGATIONS..........  $     61,292  $     14,753      $   14,753
                                       ============  ============    ==============
LONG-TERM DEBT AND CAPITAL LEASE
  OBLIGATIONS (EXCLUDING CURRENT
  MATURITIES):
     Bank credit facility(2).........  $     35,000  $    --           $  --
     Collateralized term loans.......        40,937       --              --
     9 3/8% Senior Notes due 2007....       325,000       325,000         325,000
     10% Senior Notes due 2009.......       --            200,000         200,000
     Limited-recourse collateralized
       term loans....................        25,406        25,406          25,406
     Drillship construction loans....       184,512       184,512         184,512
     Notes payable and other.........        23,587         1,882           1,882
     Capital lease obligations.......        49,334        43,515          43,515
     Senior convertible note.........        21,250        21,250          21,250
     Zero Coupon Convertible
       Subordinated Debentures
       Due 2018......................       240,123       240,123         208,530
     6 1/4% Convertible Subordinated
       Debentures
       Due 2006......................        52,480        52,480          52,480
                                       ------------  ------------    --------------
         Total long-term debt and
           capital lease obligations.       997,629     1,094,168       1,062,575
                                       ------------  ------------    --------------
SHAREHOLDERS' EQUITY:
     Preferred Stock, no par value,
       5,000,000 shares authorized;
       no shares issued or
       outstanding...................       --            --              --
     Common Stock, no par value,
       100,000,000 shares authorized;
       50,437,261 shares issued and
       50,383,041 shares outstanding,
       actual and as adjusted;
       55,118,407 shares issued and
       55,064,187 shares outstanding,
       pro forma, as adjusted(3).....             1             1               1
     Paid-in capital.................       523,935       523,935         579,816
     Treasury stock..................          (191)         (191)           (191)
     Retained earnings...............       200,461       200,461         201,173
                                       ------------  ------------    --------------
          Total shareholders'
             equity..................       724,206       724,206         780,799
                                       ------------  ------------    --------------
          Total capitalization and
             short-term debt.........  $  1,783,127  $  1,833,127      $1,858,127
                                       ============  ============    ==============

------------

(1) Does not give effect to First Reserve's $25 million investment in the Amethyst joint venture company as described above under "Summary -- Recent Developments" or the alternative purchase of our common stock if that investment is not completed.

(2) At March 31, 1999, as adjusted to give effect to the issuance of the notes and the application of the net proceeds, we would have had borrowing availability of $40 million under our revolving credit facility.

(3) Does not include 13,376,630 shares of common stock initially issuable upon conversion of our convertible debt or reserved for issuance upon exercise of outstanding stock options and warrants.

                            SELECTED FINANCIAL DATA

     We have provided selected consolidated financial data in the table below. We have derived the statement of operations data for each of the years in the five-year period ended December 31, 1998, and the balance sheet data as of December 31, 1998, 1997, 1996, 1995 and 1994, from our audited consolidated financial statements. We have derived the financial data for the three-month periods ended March 31, 1999 and 1998 and as of March 31, 1999 and 1998 from unaudited financial statements we have incorporated by reference in the accompanying prospectus. In the opinion of our management, the unaudited financial data reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial data for the interim periods. We caution you that the results for the three-month periods are not necessarily indicative of the results expected for a full year or any other interim period. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                                                                  THREE MONTHS
                                                      YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                       -----------------------------------------------------  --------------------
                                         1994       1995       1996       1997       1998       1998       1999
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $ 182,336  $ 263,599  $ 407,174  $ 699,788  $ 835,563  $ 213,686  $ 153,819
Operating costs......................    139,653    187,203    292,599    458,861    529,844    136,493    114,112
Depreciation and amortization........      9,550     16,657     29,065     58,661     79,931     18,815     23,392
Selling, general and
  administrative.....................     25,105     32,418     45,368     73,881     84,825     20,857     21,893
Restructuring charges(1).............     --         --         --         --         --         --         38,517
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) from operations......      8,028     27,321     40,142    108,385    140,963     37,521    (44,095)
Other income (expense), net(2).......        106     (4,898)    (9,323)    47,249    (38,720)    (9,338)   (10,739)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) before income
  taxes(2)...........................      8,134     22,423     30,819    155,634    102,243     28,183    (54,834)
Income tax provision (benefit).......      1,920      7,064      8,091     51,639     24,726      6,749    (15,377)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net earnings (loss)(1)(2)(3).........  $   6,214  $  15,359  $  22,728  $ 103,995  $  77,517  $  21,434  $ (39,457)
                                       =========  =========  =========  =========  =========  =========  =========
OTHER DATA:
EBITDA(4)............................  $  17,273  $  44,616  $  71,109  $ 161,337  $ 222,100  $  56,170  $ (20,127)
Capital expenditures.................     59,171     40,636     61,711    268,307    574,257     92,299     72,464
Cash flow from (used in) operating
  activities.........................      8,371     27,169     21,217     60,564    174,965     25,400     (2,380)
Cash flow from (used in) investing
  activities.........................    (79,482)   (41,513)  (161,338)  (506,053)  (621,215)   (92,023)    23,653
Cash flow from financing
  activities.........................     69,572     17,669    141,136    509,574    458,395     40,380     33,415
Ratio of EBITDA to interest
  expense(4).........................      83.4x       7.1x       5.2x       4.7x       4.9x       5.4x     --
Ratio of earnings to fixed
  charges(5).........................       6.2x       4.0x       2.7x       4.5x       2.2x       2.4x     --
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital......................  $  26,640  $  31,302  $  62,722  $ 103,733  $  84,603  $  86,042  $ 112,758
Property and equipment, net..........    139,899    178,488    375,249  1,171,647  1,725,787  1,263,812  1,677,619
Total assets.........................    205,193    257,605    542,062  1,541,501  2,192,167  1,629,007  2,164,072
Long-term debt and capital leases,
  net of current portion.............     42,096     61,136    106,508    435,100    630,520    470,741    655,692
Zero coupon convertible subordinated
  debentures.........................     --         --         --         --        237,327     --        240,123
6 1/4% convertible subordinated
  debentures.........................     --         --         80,500     52,500     52,480     52,500     52,480
Shareholders' equity.................    111,385    131,239    201,797    685,157    763,402    707,001    724,206

------------
(1) Restructuring charges consist of cash costs incurred and to be incurred for regional base consolidations, down-sizing of administrative staffs and other reductions in personnel. Charges include the cost of involuntary employee termination benefits, including severance, wage continuation, medical and other benefits, facility closures and related personnel relocation costs and other costs in connection with the restructuring plan.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(2) Other income (expense), net, earnings (loss) before income taxes and net earnings (loss) for the year ended December 31, 1997 include a pretax gain of $83.6 million ($53.5 million, net of income tax) on the divestiture of our U.S. land-based well servicing business. The gain was partially offset by nonrecurring charges totaling $4.2 million, net of income taxes, relating principally to the induced conversion of $28.0 million principal amount of our 6 1/4% convertible subordinated debentures. Excluding such non-recurring items, net earnings for the year ended December 31, 1997 were $54.7 million.

(3) Net earnings (loss) for the year ended December 31, 1998 include charges totaling $3.8 million, net of income taxes, related to local work force reductions primarily in response to decreased activity levels.

(4) EBITDA means earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income
    (loss) or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use these data as an indicator of a company's ability to service debt. For the three months ended March 31, 1999, EBITDA was inadequate to cover interest expenses by $32.7 million. EBITDA for the year ended December 31, 1997 excludes the non-recurring items described in note (2).

(5) We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of earnings before income taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For the three months ended March 31, 1999, earnings were inadequate to cover fixed charges by $62.5 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the financial information we have included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The following information contains forward-looking statements. Please read "Forward-Looking Information" for a discussion of limitations inherent in such statements.

GENERAL

     Our operations have been, and our future results will be, significantly affected by a series of strategic transactions that have transformed us from solely a provider of land-based workover and related well services in the United States into a diversified international drilling contractor operating both offshore and on land. With the sale of our domestic land-based well servicing operations in February 1997, we have ceased to provide rig services onshore in the United States.

     Since 1996, we have completed several transactions that have significantly expanded our international and offshore operations, including the following:

     o Through three acquisitions completed in 1996, we significantly expanded our South American operations, principally in Argentina, Venezuela and Colombia. We have continued to expand these operations by deploying rigs from our former U.S. land-based fleet and by acquiring other rigs in the region.

     o In February 1997, we completed the divestiture of our domestic land-based well servicing operations, which included 407 workover rigs operating in Texas, California, New Mexico and Louisiana.

     o In March 1997, we completed the acquisition of the operating subsidiaries of Forasol-Foramer N.V., adding two semisubmersible rigs, three jackup rigs, seven tender-assisted rigs, four barge rigs and 29 land-based rigs operating in various locations in South America, Africa, the Middle East and Southeast Asia.

     o In May 1997, we purchased 13 mat-supported jackup drilling rigs, 11 of which are currently located in the Gulf of Mexico, one of which is located in West Africa and one of which is located in Southeast Asia.

     o In July 1998, we acquired 60% of a Bolivian company, Compania Boliviana de Perforacion S.A.M., in a joint initiative with the Bolivian national oil company, Yacimientos Petroliferos Fiscales Bolivianos. CBP was capitalized through the contribution of 13 land-based drilling and workover rigs, oilfield trucks and other related drilling assets by YPFB and $17 million in cash by us.

     o In October 1998, we purchased the AMETHYST 1, a dynamically positioned, self-propelled semisubmersible drilling rig. The rig is currently working offshore Brazil under a charter and service contract that expires in 2001.

     Most recently, we have focused on increasing the size of our fleet capable of drilling in deeper waters. We are currently participating in the construction of two ultra-deepwater drillships, the PRIDE AFRICA and the PRIDE ANGOLA, which are expected to commence operations under long-term contracts in mid-1999 and late 1999, respectively, and four fourth-generation Amethyst class semisubmersible rigs, which also are committed under long-term contracts and are expected to be delivered in mid-2000.

OUTLOOK

     With industry conditions at depressed levels, management anticipates that we will experience a continuation of relatively low dayrates and utilization in the near term. We expect our aggregate dayrates and utilization to continue to decrease as higher margin long-term contracts now ongoing expire. In addition, we currently have five jackup rigs and nine platform rigs idle in the Gulf of

Mexico, where our contracts have traditionally been and continue to be short-term. We are continuing to experience weakness in our land drilling and workover operations in South America, particularly Venezuela where private-sector exploration and production activity levels have been reduced. As a result, we expect to realize substantially less revenue from the assets working in these areas in the near term than in recent periods. Our operating costs will not, however, decrease proportionately. This revenue decrease will adversely affect our results of operations for at least the near term, substantially reducing our revenues, cash flows, EBITDA and earnings and likely resulting in losses in 1999 and potentially beyond. Due to the short-term nature of many of our contracts, primarily in the Gulf of Mexico, and the unpredictable nature of oil and gas prices, which affect the demand for drilling activity, we cannot predict the extent of such adverse change accurately. The duration of this market downturn also depends on many factors that cannot be accurately predicted. Management anticipates that drilling markets will be unsettled for at least the balance of 1999, and possibly longer, but remains positive on the long-term outlook for the industry and for us.

     The deteriorating industry conditions over the latter part of 1998 and the first quarter of 1999 have led us to reduce our workforce significantly. In the fourth quarter of 1998, we recorded charges totaling $3.8 million, net of income taxes, related to local workforce reductions primarily in response to decreased activity levels. In the first quarter of 1999, we recorded charges of $28.9 million, net of income taxes, for current and future cash expenditures related to a company-wide restructuring plan implemented to address the dramatic decline in drilling and workover activity. We expect the restructuring to result in annual cost savings in excess of $25 million.

RESULTS OF OPERATIONS

     We have presented in the following table selected consolidated financial information by operating segment for the periods indicated. Operating costs for the three months ended March 31, 1999 include restructuring charges.

                                                              YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------------
                                                  1996                   1997                   1998
                                          --------------------   --------------------   --------------------
                                                                           (DOLLARS IN  MILLIONS)
REVENUES:
    United States land..................  $   117.1       28.8%  $    16.5        2.4%  $  --             --%
    United States offshore..............       57.5       14.1       135.3       19.3       160.8       19.2
    International land..................      218.6       53.7       385.6       55.1       401.9       48.1
    International offshore..............       14.0        3.4       162.4       23.2       272.9       32.7
                                          ---------  ---------   ---------  ---------   ---------  ---------
        Total revenues..................  $   407.2      100.0%  $   699.8      100.0%  $   835.6      100.0%
                                          =========  =========   =========  =========   =========  =========
OPERATING COSTS:
    United States land..................  $    88.9       30.4%  $    12.8        2.8%  $  --             --%
    United States offshore..............       41.8       14.3        72.9       15.9        90.3       17.1
    International land..................      156.8       53.6       276.2       60.2       293.1       55.3
    International offshore..............        5.1        1.7        97.0       21.1       146.4       27.6
                                          ---------  ---------   ---------  ---------   ---------  ---------
        Total operating costs...........  $   292.6      100.0%  $   458.9      100.0%  $   529.8      100.0%
                                          =========  =========   =========  =========   =========  =========
GROSS MARGIN:
    United States land..................  $    28.2       24.6%  $     3.7        1.5%  $  --             --%
    United States offshore..............       15.7       13.7        62.3       25.9        70.5       23.1
    International land..................       61.7       53.9       109.4       45.4       108.8       35.6
    International offshore..............        9.0        7.8        65.5       27.2       126.4       41.3
                                          ---------  ---------   ---------  ---------   ---------  ---------
        Total gross margin..............  $   114.6      100.0%  $   240.9      100.0%  $   305.7      100.0%
                                          =========  =========   =========  =========   =========  =========
                                                          THREE MONTHS
                                                         ENDED MARCH 31,
                                           -------------------------------------------
                                                   1998                   1999
                                           --------------------   --------------------
REVENUES:
    United States land..................   $  --             --%  $  --             --%
    United States offshore..............        45.3       21.2        28.4       18.5
    International land..................       108.6       50.8        67.2       43.7
    International offshore..............        59.8       28.0        58.2       37.8
                                           ---------  ---------   ---------  ---------
        Total revenues..................   $   213.7      100.0%  $   153.8      100.0%
                                           =========  =========   =========  =========
OPERATING COSTS:
    United States land..................   $  --             --%  $  --             --%
    United States offshore..............        25.3       18.6        22.4       17.7
    International land..................        77.6       56.8        63.1       49.7
    International offshore..............        33.6       24.6        41.4       32.6
                                           ---------  ---------   ---------  ---------
        Total operating costs...........   $   136.5      100.0%  $   126.9      100.0%
                                           =========  =========   =========  =========
GROSS MARGIN:
    United States land..................   $  --             --%  $  --             --%
    United States offshore..............        20.0       25.9         6.1       22.7
    International land..................        31.1       40.3         4.1       15.2
    International offshore..............        26.1       33.8        16.7       62.1
                                           ---------  ---------   ---------  ---------
        Total gross margin..............   $    77.2      100.0%  $    26.9      100.0%
                                           =========  =========   =========  =========

     FIRST QUARTER 1999 COMPARED WITH FIRST QUARTER 1998

     REVENUES. Revenues for the three months ended March 31, 1999 decreased $59.9 million, or 28.0%, as compared to the corresponding period in 1998. Of this decrease, $41.4 million was a result of significantly reduced rig utilization of our international land-based fleet in Argentina, Colombia and

Eastern Venezuela. Domestic offshore operations accounted for $16.9 million of the decrease due to the continuation of low dayrates and lower utilization of our Gulf of Mexico jackup and platform rigs.

     OPERATING COSTS. Operating costs for the three months ended March 31, 1999 decreased $9.6 million, or 7.0%, as compared to the corresponding period in 1998. Operating costs attributable to international land-based operations decreased $23.4 million as a result of lower rig utilization, as discussed above, offset by $8.9 million of non-recurring costs, primarily employee termination benefits, in connection with the restructuring of such operations. Operating costs attributable to domestic offshore operations decreased $2.9 million due to lower rig utilization, as discussed above. International offshore operating costs increased by $7.8 million, $3.9 million of which represents non-recurring restructuring charges, primarily employee termination benefits, and $3.6 million of which is attributable to the expansion and operation of international offshore assets.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the three months ended March 31, 1999 increased $4.6 million, or 24.5%, as compared to the corresponding period in 1998, primarily due to the expansion of our international offshore assets.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for the three months ended March 31, 1999 increased $26.7 million, or 127.8%, as compared to the corresponding period in 1998. Of this increase, $25.7 million consists of non-recurring costs in connection with the base consolidations and overall down-sizing of administrative staff.

     OTHER INCOME (EXPENSE). Other income (expense) for the three months ended March 31, 1999 increased $1.4 million, or 15.1%, as compared to the corresponding period in 1998, primarily as a result of higher interest expense due to increased borrowings.

     INCOME TAX PROVISION. Our consolidated effective income tax rate for the three months ended March 31, 1999 was approximately 28.0%, as compared to approximately 24.0% for the corresponding period in 1998. The increase in the effective income tax rate for the three months ended March 31, 1999 resulted primarily from the effect of a significant portion of the provision for restructuring being subject to taxation in higher effective tax rate jurisdictions, such as the United States, Argentina and Venezuela.

     1998 COMPARED WITH 1997

     REVENUES. Revenues for 1998 increased $135.8 million, or 19%, as compared to 1997. Of this increase, approximately $73.0 million was due to a full year of operations for the Forasol acquisition completed in March 1997 and the 13 mat-supported jackup rigs acquired in May 1997. Also, during 1998, we placed four previously idle jackup rigs into service accounting for approximately $53.0 million of the increase. Additionally, $28.0 million of the increase in revenues is related to increased contract dayrates and utilization for our two semisubmersible rigs. In South America, we had a 29% increase in average dayrates, or approximately $10 million, offset by a 16% decrease in overall utilization, or approximately $8 million. Of the remaining amount, $16 million relates to the sale of our domestic land-based well servicing operations in February 1997.

     OPERATING COSTS. Operating costs for 1998 increased $71.0 million, or 15%, as compared to 1997. Of this increase, approximately $52.0 million was due to a full year of operations for the assets acquired in the Forasol acquisition completed in March 1997 and the 13 mat-supported jackup rigs acquired in May 1997. We also incurred charges of $3.8 million, net of income taxes, related to workforce reductions primarily in response to decreased activity levels. Also, during 1998, we placed four jackup rigs into service accounting for approximately $20.0 million of the increase. These increases were partially offset by $12.8 million in reduced costs due to the sale of the domestic land-based servicing operations.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 1998 increased $21.3 million, or 36%, as compared to 1997, primarily as a result of a full year of depreciation for the Forasol assets acquired in March 1997 and the 13 mat-supported jackup rigs acquired in May 1997 and four jackup rigs placed into service during 1998.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs in 1998 increased $10.9 million, or 15%, as compared to 1997, primarily as a result of a full year of operations for the Forasol acquisition completed in March 1997 and the 13 mat-supported jackup rigs acquired in May 1997. As a percentage of revenues, total selling, general and administrative costs decreased to 10.2% for 1998 from 10.6% for 1997.

     OTHER INCOME (EXPENSE). Interest expense for 1998 increased $11.4 million, or 33%, as compared to 1997. This increase is due to higher debt levels in 1998, resulting primarily from the issuance of $230 million of Zero Coupon Convertible Subordinated Debentures in April 1998 and from recognition of a full year of interest expense in 1998 on $325 million of 9 3/8% Senior Notes issued in May 1997. During 1998 we capitalized approximately $16.3 million in interest expense related to capital projects, as compared to approximately $5.7 million in 1997.

     INCOME TAX PROVISION (BENEFIT). Our consolidated effective income tax rate for 1998 was approximately 24%, as compared to approximately 33% for 1997. The decrease was attributable to the significant increase in income from foreign operations, which is taxed at lower statutory rates, and the reduction in U.S. income, which is taxed at a higher statutory rate. In addition, the effective tax rate for 1997 was significantly impacted by the gain from the sale of our U.S. land-based well servicing operations, which was taxed at an effective rate of 36%.

     1997 COMPARED WITH 1996

     REVENUES. Revenues for 1997 increased $292.6 million, or 72%, as compared to 1996. This increase was due primarily to the expansion of our Gulf of Mexico and international operations as follows: (1) $201.3 million was related to the operations acquired in the Forasol acquisition in March 1997, (2) $70.2 million was related to the operations of the mat-supported jackup rigs acquired in May 1997 and (3) $50.0 million was related to the incremental full-year effect of the operations acquired in the April 1996 acquisition of Quitral-Co. The remaining increase in revenue was due to the net addition of five land-based drilling rigs and two barge rigs in South America combined with increased contract drilling dayrates from ongoing operations. This increase was partially offset by a reduction of $100.0 million in revenue related to the divestiture of our domestic land-based well servicing operations.

     OPERATING COSTS. Operating costs for 1997 increased $166.3 million, or 57%, as compared to 1996. This increase was due primarily to the acquisitions and asset purchases discussed above as follows: (1) $130.4 million was related to the operations acquired in the Forasol acquisition in March 1997, (2) $30.1 million was related to the operations of the mat-supported jackup rigs acquired in May 1997 and (3) $20.0 million was related to the incremental full-year effect of the operations acquired in the April 1996 acquisition of Quitral-Co. The remaining increase in operating costs was due to the net addition of four land-based drilling rigs and two barge rigs in South America combined with increased labor costs from ongoing operations in Venezuela. This increase in operating costs was partially offset by a reduction of $90.0 million related to the divestiture of our domestic land-based well servicing operations.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization for 1997 increased $29.6 million, or 102%, as compared to 1996, primarily as a result of the acquisitions of Forasol, Quitral-Co and the mat-supported jackup rigs, and depreciation of new, refurbished and upgraded rigs placed in service during the year, which increase was partially offset by the sale of our domestic land-based well servicing operations.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs in 1997 increased approximately $28.5 million, or 63%, as compared to 1996, primarily as a result of the acquisitions of Forasol, Quitral-Co and the mat-supported jackup rigs, which increase was partially offset by the sale of our domestic land-based well servicing operations. As a percentage of revenues, total selling, general and administrative costs decreased from 11.1% for 1996 to 10.5% for 1997.

     OTHER INCOME (EXPENSE). Other income (expense) resulted in income of $47.2 million in 1997 as compared to expense of $9.3 million in 1996. Other income and expense included interest income, interest expense, net gains or losses from sale of assets, minority interests, foreign exchange gains or losses and other sources. We incurred a gain of $83.6 million from the sale of our domestic land-based well servicing operations in February 1997. This gain was partially offset by a charge of approximately $3.7 million relating to the induced conversion of $28.0 million of our 6 1/4% Convertible Subordinated Debentures and other charges. Interest expense for 1997 increased $20.7 million, or 152%, as compared to 1996. This increase was due primarily to our issuance of $325 million in senior notes in May 1997. During 1997 we capitalized approximately $5.7 million in interest expense related to capital projects, as compared to approximately $2.0 million in 1996.

     INCOME TAX PROVISION (BENEFIT). Our consolidated effective income tax rate for 1997 was approximately 33%, as compared to approximately 26% for 1996. The increase in the effective tax rate resulted from the effects of (1) certain non-deductible amounts, primarily $3.7 million of costs related to the induced conversion of $28.0 million of our 6 1/4% Convertible Subordinated Debentures,
(2) an estimated effective combined U.S. federal and state income tax rate of 36% on the gain from the sale of our U.S. land-based well servicing operations and (3) an estimated effective income tax rate of 29% on ongoing operations.

LIQUIDITY AND CAPITAL RESOURCES

     We had working capital of $112.8 million and $84.6 million as of March 31, 1999 and December 31, 1998, respectively. Our current ratio was 1.4 as of March 31, 1999 and 1.3 as of December 31, 1998. The increase in the current ratio was attributable primarily to the increase in cash and cash equivalents from the sale and leaseback of the AMETHYST 1 in February 1999 and a decrease in other current assets and accounts payable, partially offset by a decrease in trade receivables and an increase in accrued expenses and short-term borrowings.

     During the three months ended March 31, 1999, our capital expenditures primarily consisted of approximately $50 million attributable to the PRIDE AFRICA and the PRIDE ANGOLA, approximately $12 million attributable to certain other construction and refurbishment projects begun in 1998 and approximately $10 million of other enhancement and sustaining capital expenditures.

     We expect to spend approximately $200 million during the remainder of 1999 to complete construction of the PRIDE AFRICA and the PRIDE ANGOLA and approximately $3 million to complete certain other construction and refurbishment projects begun in 1998. We expect enhancement and sustaining capital expenditures in 1999 to be substantially lower than in 1998.

     We have a senior secured revolving credit facility with a group of banks under which up to $50 million (including $30 million for letters of credit) is available. Availability under the credit facility is limited to a borrowing base based on the value of collateral. The credit facility is collateralized by our accounts receivable, inventory and other assets and those of our domestic subsidiaries, two-thirds of the stock of our foreign subsidiaries, the stock of our domestic subsidiaries and certain other assets. The credit facility terminates in December 2000. Borrowings under the credit facility bear interest at a variable rate based on either the prime rate or LIBOR, which was 9.00% at March 31, 1999.

     The credit facility limits our ability to incur additional indebtedness, create liens, enter into mergers and consolidations, pay cash dividends on our capital stock, make acquisitions, sell assets or change our business without prior consent of the lenders. Under the credit facility, we must maintain certain financial ratios, including (1) funded debt to EBITDA, (2) funded debt to capitalization, (3) adjusted EBITDA to debt service and (4) minimum tangible net worth. As of March 31, 1999, advances totaling $35 million were outstanding under the credit facility.

     In May 1997, we issued $325.0 million of 9 3/8% Senior Notes due 2007. Those notes contain provisions that limit our ability to pay dividends or make other restricted payments, incur additional indebtedness, issue preferred stock, create or permit to exist liens, incur dividend and other payment restrictions affecting subsidiaries, consolidate, merge or transfer all or substantially all our assets, sell assets, enter into transactions with affiliates and engage in sale and leaseback transactions.

     In connection with the construction of two new ultra-deepwater drillships, the PRIDE AFRICA and the PRIDE ANGOLA, Pride and the two joint venture companies in which we have a 51% interest have entered into financing arrangements with a group of banks that are providing approximately $400 million of the drillships' total estimated construction cost of $470 million. The loans with respect to the PRIDE AFRICA have become nonrecourse to the joint venture participants, and the loans with respect to the PRIDE ANGOLA will become nonrecourse upon commencement of operations of the drillship. During the construction of the PRIDE ANGOLA, the lenders could have recourse to us with respect to an aggregate of up to $200 million of such loans. As of March 31, 1999, $185 million was outstanding under the construction period loans for both drillships. We estimate that our total equity investment in the joint ventures will be approximately $38 million. We can give no assurance, however, that additional capital will not be required to complete construction of the drillships.

     A joint venture company in which we have a 30% interest has entered into a financing arrangement with a group of foreign lenders to provide up to $240 million of the $360 million estimated cost of the two Amethyst rigs under construction in South Korea. Previous equity contributions by us and our joint venture partner will provide an additional $20 million of such cost. Pride has provided the lenders with certain commitments and guarantees, including (1) a commitment (not exceeding $30 million) to provide 30% of the funds needed to complete the rigs if third-party funding cannot be obtained by October 30, 1999;
(2) a guarantee of payment of up to $32.4 million of the loans; (3) a guarantee of cost overruns of up to an aggregate of $6 million; (4) a guarantee of the cost of the two rigs in excess of related refund guarantees supporting their construction contracts and (5) certain other financial and operating-related guarantees.

     In addition, the joint venture has received a guarantee from the United States Maritime Administration of obligations for both construction period and mortgage period financing relating to the construction of the two Amethyst rigs under construction in the United States. The MARAD guarantee covers approximately $300 million of the estimated $340 million cost of the vessels. The joint venture has completed the construction period financing and has engaged a placement agent for the mortgage period financing. In connection with the MARAD financing, we have agreed to guarantee payment of up to $20.5 million of late delivery penalties that are accruing and may be payable under the charter and service contracts related to these two rigs.

     The joint venture has contracts with Petrobras to provide two additional deepwater rigs. The joint venture originally intended to build two additional Amethyst-class rigs. Construction contracts with respect to those two rigs were terminated, however, after the shipyard at which the rigs were to be constructed filed for protection from its creditors. Petrobras has cancelled the charter and service contracts for the two rigs. We can give no assurance that Petrobras will not seek to recover compensation from the joint venture in connection with the cancellation.

     In April 1998, we completed a public sale of Zero Coupon Convertible Subordinated Debentures. The net proceeds from the sale, after deducting underwriting discounts and offering expenses, amounted to approximately $223.1 million. The debentures, which mature on April 24, 2018, are convertible into our common stock at a conversion rate of 13.794 shares of common stock per $1,000 principal amount at maturity. At maturity, the amortized aggregate amount payable under the debentures including accrued original issue discount would be approximately $588.1 million.

     In October 1998, we purchased the semisubmersible rig AMETHYST 1 for $85 million. The purchase price consisted of $63.7 million in cash, with the balance financed by a $21.3 million senior note convertible into our common stock at a conversion price of $28.50 per share for the first year and decreasing $1.00 per share annually thereafter until maturity. The convertible note also bears interest at

6% per annum for the first year and escalates 1% per annum annually commencing December 1, 1998. The note matures on September 1, 2001, and no principal payments are required until maturity.

     In February 1999, we completed the sale and leaseback of the AMETHYST 1, pursuant to which we received $97 million in cash. The lease is for a maximum term of 13.5 years, and we have options to purchase the rig exercisable at the end of eight and one-half years and at the end of the maximum term. Annual rentals on this transaction range from $11.7 million to $15.9 million. The proceeds from this transaction are being used to fund our current capital projects.

     We have entered into an agreement with a fund managed by First Reserve Corporation under which First Reserve will invest approximately $55 million in the common equity of Pride and an additional $25 million in the common equity of the Amethyst joint venture company. Under the terms of the agreement, First Reserve will purchase approximately 4.7 million shares of our common stock for $25 million in cash and the delivery of approximately $77 million principal amount at maturity of our Zero Coupon Convertible Subordinated Debentures Due 2018 that First Reserve has previously acquired. These debentures have an accreted value of approximately $31.6 million. First Reserve's $25 million investment in the joint venture company is subject to negotiation of acceptable documentation among the parties (including the other owners of the joint venture). If the investment is not completed, First Reserve will purchase from us approximately 2.1 million shares of our common stock for $25 million in cash. The transaction is subject to Hart-Scott-Rodino clearance and other customary conditions and is expected to be completed by the end of June 1999. We can give you no assurance, however, that the transaction will be completed.

     We are offering the notes pursuant to a "shelf" registration statement under the Securities Act of 1933 that permits us to issue the notes and up to an additional $70 million of securities consisting of any combination of our debt securities, common stock and preferred stock. Management believes that the cash generated from our operations, together with the net proceeds of the offering of the notes, the proceeds from the First Reserve transaction and borrowings under the credit facility, will be adequate to fund normal ongoing capital expenditure, working capital and debt service requirements for the foreseeable future.

     From time to time, we may review possible expansion and acquisition opportunities relating to our business segments. While we have no definitive agreements to acquire additional equipment, suitable opportunities may arise in the future. The timing, size or success of any acquisition effort and the associated potential capital commitments are unpredictable. From time to time, we have one or more bids outstanding for contracts that could require significant capital expenditures and mobilization costs. We expect to fund acquisitions and project opportunities primarily through a combination of working capital, cash flow from operations and full or limited recourse debt or equity financing.

YEAR 2000 ISSUE

     BACKGROUND. The "Year 2000" problem refers to the inability of certain computer systems and other equipment with embedded chips or processors to correctly interpret dates after December 31, 1999. Business systems that are not Year 2000 compliant would not be able to correctly process some date-sensitive data or, in extreme situations, could cause the entire system to be disabled.

     OVERALL GOALS AND OBJECTIVES. Our goal is to have all of our significant systems functioning properly with respect to the Year 2000 problem and to develop contingency plans in the event of disruptions caused by the Year 2000 problem before December 31, 1999. We have established a global task force of key employees at each location to ensure the goal is met. We expect that we will upgrade or replace a majority of our existing significant systems during this process. The task force will also develop the contingency plans as required. These overall goals and objectives are referred to as our "Year 2000 Project Plan."

     YEAR 2000 PROJECT PLAN.  The phases of our Year 2000 Project Plan include:

     o identifying, inventorying and assigning priorities to existing significant systems

     o determining and implementing the new Year 2000 compliant systems that we will use throughout the company

     o    assessing all remaining Year 2000 risks

     o resolving and correcting remaining Year 2000 problems with upgrades or replacements

     o    testing the Year 2000 upgrades or replacements

     o conducting Year 2000 surveys of significant customers, suppliers and business partners

     o    developing and testing Year 2000 contingency plans

     Currently, each phase is in various stages of completion. We estimate that our Year 2000 Project Plan is at least 75% complete.

     BUSINESS SYSTEMS. Part of the Year 2000 Project Plan includes performing an inventory of each drilling rig's critical systems. We are in the process of fully developing and evaluating this inventory, and compiling written documentation regarding compliance. We believe that most of our rigs are Year 2000 compliant, but a full assessment is currently being performed. At this time, we are not able to reasonably assess a likely worst case Year 2000 scenario related to our drilling rigs.

     In addition, we are implementing an enterprise resource planning system ("ERP") primarily for accounting and purchasing systems. The ERP system is 90% operational and is Year 2000 compliant. We expect to complete the conversion to the new ERP system by September 30, 1999.

     KEY BUSINESS PARTNERS. We have initiated communication with our key business partners to seek Year 2000 readiness assurances and to determine the extent to which their failure to correct their own Year 2000 problems could affect us. Our key business partners include suppliers whose critical function is to provide drilling rig equipment essential to the operation of a rig. In the event replacement parts that we do not have in inventory are required for a rig and we are unsuccessful in purchasing the equipment from our suppliers, the rig could experience idle time resulting in loss of revenue.

     Key business partners also include our customers. Any disruption in the revenue stream generated by our customers could impact our cash flow, results of operations and financial position. Other key business partners also include strategic suppliers whose critical function is to provide systems that are Year 2000 compliant and consultants who can advise and assist us in the implementation of the systems. Any Year 2000 problems with these systems could affect us adversely in terms of lost time or even loss of revenues.

     We cannot guarantee that any Year 2000 problems in other key business partners' systems on which we rely will be timely resolved, nor can we inspect the companies' Year 2000 efforts or independently verify their representations to us. In addition, we cannot predict the effect on our business operations from the failure of systems owned by others, from the delivery of inaccurate information from other companies or from the inability of their systems to interface with our systems. Accordingly, we cannot guarantee that other companies' failure to resolve their Year 2000 problems would not have a material adverse effect on us. We are, however, in the process of assessing these risks.

     COSTS. As of May 10, 1999, we had incurred approximately $8.4 million in costs primarily for the new ERP system, new hardware, new software licenses and outside consultants. Such equipment and systems, including the new ERP system, which were planned for installation regardless of Year 2000 considerations, are Year 2000 compliant. We estimate that we will incur approximately $5 million of such additional costs during the remainder of 1999.

     RISKS. Our expectations regarding the Year 2000 are subject to uncertainties that could affect our results of operations or financial condition. Success depends on many factors, some of which are outside our control. Despite reasonable efforts, we cannot assure that we will not experience any disruptions or otherwise be adversely affected by Year 2000 problems. While we presently do not expect any catastrophic failures of any of our systems, we cannot provide any assurances that such failures will not occur.

     CONTINGENCY PLANS. We are developing contingency plans for systems and certain processes that are highly and moderately critical to the business operations. The contingency plans will encompass alternative courses of action, with limited reliance on computer software and hardware, in the event that certain of our systems or processes are not Year 2000 compliant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We entered into these instruments other than for trading purposes.

     INTEREST RATE RISK. We are exposed to interest rate risk through our convertible and fixed rate long-term debt. The fair market value of fixed rate debt will increase as prevailing interest rates decrease. The fair value of our long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to us for long-term borrowings with similar terms and maturities. The estimated fair value of our long-term debt as of March 31, 1999 was approximately $914 million, which is less than its carrying value of $975 million. A hypothetical 10% decrease in interest rates would increase the fair market value of our long-term debt by approximately $49 million.

     FOREIGN CURRENCY EXCHANGE RATE RISK. We operate in a number of international areas and are involved in transactions denominated in currencies other than U.S. dollars, which expose us to foreign exchange rate risk. We utilize forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. A hypothetical 10% decrease in the U.S. dollar relative to the value of all foreign currencies as of March 31, 1999 would result in an approximate $2.4 million decrease in the fair value of our forward exchange contracts. We do not hold or issue forward exchange contracts or other derivative financial instruments for speculative purposes.

                            DESCRIPTION OF BUSINESS

     Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. In recent years, we have focused our growth strategy on the higher margin offshore and international drilling markets. Offshore and international markets generally have greater profit potential than domestic land-based markets, primarily as a result of less competition, higher utilization rates and stronger demand resulting from a general trend by oil and gas companies to shift expenditures to exploration and development activities offshore and abroad. Currently, we operate a global fleet of 307 rigs, including three semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, four barge rigs, 23 offshore platform rigs and 251 land-based drilling and workover rigs. We operate in more than 20 countries and marine provinces. The significant diversity of our rig fleet and areas of operations enables us to provide a broad range of services and to take advantage of market upturns while reducing our exposure to sharp downturns in any particular market sector or geographic region.

     Most recently, we have focused on increasing the size of our fleet capable of drilling in deeper waters. The deepwater market generally supports longer-term, higher-rate contracts, and we believe that our experience in deepwater markets positions us to compete effectively in this sector. Through our subsidiary Pride-Foramer S.A. (which we acquired in 1997), we have drilled since 1977 a total of 43 wells in water depths greater than 1,300 feet and have participated in the design and construction of four drillships and two semisubmersible rigs. We have recently completed or are participating in the following additional offshore rig acquisition and construction projects:

     o AMETHYST 1 PURCHASE. In October 1998, we purchased for $85 million the AMETHYST 1, a dynamically positioned, self-propelled semisubmersible drilling rig capable of working in water depths of up to 4,000 feet. The AMETHYST 1 is currently working offshore Brazil under a charter and service contract that expires in 2001.

     o DRILLSHIP JOINT VENTURES. We have entered into joint ventures to construct, own and operate the PRIDE AFRICA and the PRIDE ANGOLA, two ultra-deepwater drillships that are currently under construction in South Korea. The drillships, which will be capable of operating in water depths of up to 10,000 feet, are contracted to work for Elf Exploration Angola for initial terms of five and three years, respectively. We expect the PRIDE AFRICA to commence operations in mid-1999 and the PRIDE ANGOLA to commence operations in late 1999 or early 2000. Pride and the joint ventures have entered into financing arrangements with a group of banks that are providing approximately $400 million of the drillships' total estimated construction cost of $470 million. The loans with respect to the PRIDE AFRICA have become nonrecourse to the joint venture participants, and the loans with respect to the PRIDE ANGOLA will become nonrecourse upon commencement of operations of the drillship. We have a 51% ownership interest in each joint venture and estimate that our total equity investment in the projects will be approximately $38 million.

     o AMETHYST JOINT VENTURES. We have a 30% equity interest in a joint venture company organized to construct, own and operate four Amethyst-class dynamically positioned semisubmersible drilling rigs. The rigs, which will be larger, enhanced versions of the AMETHYST 1, are currently under construction at shipyards in South Korea and the United States. Upon their completion, the rigs will be operated under charter and service contracts with Petroleo Brasilerio S.A. having initial terms of six to eight years. Delivery of the rigs is expected in mid-2000. The estimated total cost of the rigs is $700 million, $540 million of which is being provided by loans from third-party lenders. Pride has made aggregate equity contributions to the joint venture of approximately $46 million as of March 31, 1999.

          The joint venture has contracts with Petrobras to provide two additional deepwater rigs. The joint venture originally intended to build two additional Amethyst-class rigs. Construction contracts with respect to those two rigs were terminated, however, after the shipyard at which the rigs were to be constructed filed for protection from its creditors. Petrobras has cancelled the charter and service contracts for the two rigs. We can give no assurance that Petrobras will not seek to recover compensation from the joint venture in connection with the cancellation.

OPERATIONS

     SOUTH AMERICA

     Through a series of acquisitions and the deployment of underutilized domestic assets, we have significantly expanded our South American operations and now operate two semisubmersible rigs, three jackup rigs, two tender-assisted rigs, three floating barge rigs and 230 land-based rigs in the region.

     BRAZIL. In September 1997, our semisubmersible rig NYMPHEA began drilling offshore Brazil for Petrobras. The rig is working under a contract expiring in 2001. In October 1998, we purchased the AMETHYST 1 for approximately $85 million. The rig, which is equipped to provide offshore drilling, subsea well intervention, well tie-back and related construction services, is currently working offshore Brazil under a charter and service contract that expires in 2001.

     VENEZUELA. Our offshore fleet in Venezuela includes three jackup rigs, two tender-assisted rigs and three barge rigs operating on Lake Maracaibo. Two of the jackup rigs that we operate under contracts expiring in 1999 are owned by Petroleos de Venezuela, S.A. The other jackup rig is owned by us and operates under a contract expiring in December 2000. In 1995, we placed two floating barge rigs into service on Lake Maracaibo that are working under ten-year contracts with PDVSA. We also operate one other floating barge rig and two tender-assisted rigs under management contracts with PDVSA that expire in 2000. Our land-based fleet in Venezuela currently consists of 48 rigs, of which 14 are drilling rigs and 34 are workover rigs.

     ARGENTINA. In Argentina, we believe our 142 land-based rigs represent approximately 50% of the land-based rigs in the Argentine market. Of these rigs, 36 are drilling rigs and 106 are workover rigs. Argentine rig operations are generally conducted in remote regions of the country and require substantial fixed infrastructure and operating support costs. We believe that our established infrastructure and scale of operations provide us with a competitive advantage in this market.

     COLOMBIA. In Colombia, we currently operate 13 land-based drilling rigs and eight land-based workover rigs under contracts with the national oil company and with major international oil operators. We believe we are well positioned to capitalize on opportunities in Colombia.

     BOLIVIA. Demand for rig services has increased in Bolivia as a result of the privatization of components of the Bolivian national oil company, as well as significant sales of exploration blocks to private-sector operators. In addition, exploration activity for natural gas in Bolivia has increased as a result of the recent construction of a major gas pipeline from Bolivia to markets in Brazil. In July 1998, we acquired a 60% interest in Compania Boliviana de Perforacion S.A.M., which operates seven land-based drilling and six land-based workover rigs in Bolivia. In addition, we have recently mobilized three land-based drilling and three land-based workover rigs from Argentina for jobs in Bolivia.

     GULF OF MEXICO

     In May 1997, we acquired 13 mat-supported jackup rigs, 11 of which are currently located in the Gulf of Mexico. The remaining two rigs are located in West Africa and Southeast Asia. This acquisition positioned us as the second largest operator in the Gulf of Mexico of mat-supported jackup rigs capable of operating in water depths of 200 feet or greater.

     We also operate a fleet of 22 offshore modular platform rigs in the Gulf of Mexico. We believe our fleet is one of the most technologically advanced fleets in the industry.

     The recent declines experienced in the offshore drilling markets have had their greatest impact on demand for our platform and jackup fleets. For further discussion, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Outlook."

     OTHER INTERNATIONAL

     OFFSHORE. Our semisubmersible rig, SOUTH SEAS DRILLER, is currently operating offshore South Africa under a contract extending through April 2000, with a three-well option thereafter. We also operate seven tender-assisted rigs. The BARRACUDA is currently located in the Middle East. The ILE DE SEIN is under contract in Indonesia through the end of 1999, with a one-year option, and the PIRANHA is contracted in Brunei through the end of November 1999, with a two-well option. Through a joint venture, we own a 12.5% interest in the self-erecting Tender AL BARAKA I. In addition to our ownership interest, we also manage the rig. The ALLIGATOR is currently idle. The CORMORANT and the ILE DE LA MARTINIQUE are stacked. We operate one swamp barge rig, the BINTANG KALIMANTAN, which is located in Nigeria. We have one platform rig operating in Indonesia.

     LAND. We currently operate six land-based rigs in North Africa and four in the Middle East.

RIG FLEET

  OFFSHORE RIGS

     We have presented in the table below information about our offshore rig fleet as of May 1, 1999:

                                 OFFSHORE RIGS

                                                                          BUILT/         WATER      DRILLING
                                                                       UPGRADED OR       DEPTH        DEPTH
                                                                         EXPECTED       RATING       RATING
              RIG NAME                        RIG TYPE/DESIGN           COMPLETION      (FEET)       (FEET)         LOCATION
-------------------------------------   ----------------------------   ------------     -------     ---------    ---------------
DRILLSHIPS -- 2
  Pride Africa(1)                               Gusto 10,000              1999          10,000        30,000          Korea
  Pride Angola(1)                               Gusto 10,000              1999          10,000        30,000          Korea
SEMISUBMERSIBLE RIGS -- 7
  Nymphea                                      F&G Pacesetter             1987           1,500        25,000         Brazil
  South Seas Driller                              Aker H-3              1977/1997        1,000        20,000      South Africa
  Amethyst 1(2)                                Amethyst Class             1989           4,000        20,000         Brazil
  Amethyst 4(3)                                Amethyst Class             2000           5,000        25,000       Mississippi
  Amethyst 5(3)                                Amethyst Class             2000           5,000        25,000       Mississippi
  Amethyst 6(3)                                Amethyst Class             2000           5,000        25,000          Korea
  Amethyst 7(3)                                Amethyst Class             2000           5,000        25,000          Korea
JACKUP RIGS -- 17
  Pride Pennsylvania                     Independent leg cantilever     1973/1998          300        20,000          India
  Ile du Levant                          Independent leg cantilever       1991             270        20,000        Venezuela
  GP-19(4)                               Independent leg cantilever       1987             150        20,000        Venezuela
  GP-20(4)                               Independent leg cantilever       1987             200        20,000        Venezuela
  Pride Alabama                           Mat-supported cantilever        1982             200        25,000     Gulf of Mexico
  Pride Alaska                            Mat-supported cantilever        1982             250        25,000     Gulf of Mexico
  Pride Arkansas                          Mat-supported cantilever        1982             200        25,000     Gulf of Mexico
  Pride Colorado                          Mat-supported cantilever        1982             200        25,000     Gulf of Mexico
  Pride Kansas                            Mat-supported cantilever        1999             250        25,000     Gulf of Mexico
  Pride Mississippi                       Mat-supported cantilever        1990             200        25,000     Gulf of Mexico
  Pride New Mexico                        Mat-supported cantilever        1982             200        25,000     Gulf of Mexico
  Pride Texas                             Mat-supported cantilever        1999             300        20,000     Gulf of Mexico
  Pride California                           Mat-supported slot           1997             250        20,000        Malaysia
  Pride Louisiana                            Mat-supported slot           1981             250        25,000     Gulf of Mexico
  Pride Oklahoma                             Mat-supported slot           1996             250        20,000     Gulf of Mexico
  Pride Wyoming                              Mat-supported slot           1976             250        25,000     Gulf of Mexico
  Pride Utah                                 Mat-supported slot         1990/1998           45        20,000         Nigeria
TENDER-ASSISTED RIGS -- 9
  Alligator                                 Self-erecting barge         1992/1998          330        20,000         Cabinda
  Barracuda                                 Self-erecting barge           1992             330        20,000       Middle East
  Al Baraka I(5)                            Self-erecting barge           1994             650        20,000       Middle East
  Ile de Sein                               Self-erecting barge         1990/1997          450        16,000        Indonesia
  Piranha                                   Self-erecting barge         1978/1998          600        20,000         Brunei
  Cormorant                                    Converted ship             1991             300        16,400         Angola
  Ile de la Martinique                         Converted ship             1985             400        16,000           UAE
  GP-14(4)                                      Tender barge              1985             150        20,000        Venezuela
  GP-18(4)                                      Tender barge              1985             150        20,000        Venezuela
BARGE RIGS -- 4
  Pride I                                   Floating cantilever           1995             150        20,000        Venezuela
  Pride II                                  Floating cantilever           1995             150        20,000        Venezuela
  Galileo II(4)                             Floating cantilever         1992/1997          150        20,000        Venezuela
  Bintang Kalimantan                         Posted swamp barge           1995             N/A        16,000         Nigeria


              RIG NAME                     STATUS
-------------------------------------  --------------
DRILLSHIPS -- 2
  Pride Africa(1)                         Shipyard
  Pride Angola(1)                         Shipyard
SEMISUBMERSIBLE RIGS -- 7
  Nymphea                                 Working
  South Seas Driller                      Working
  Amethyst 1(2)                           Working
  Amethyst 4(3)                           Shipyard
  Amethyst 5(3)                           Shipyard
  Amethyst 6(3)                           Shipyard
  Amethyst 7(3)                           Shipyard
JACKUP RIGS -- 17
  Pride Pennsylvania                      Working
  Ile du Levant                           Working
  GP-19(4)                                Working
  GP-20(4)                                Working
  Pride Alabama                          Available
  Pride Alaska                           Available
  Pride Arkansas                          Working
  Pride Colorado                          Working
  Pride Kansas                            Working
  Pride Mississippi                       Working
  Pride New Mexico                        Working
  Pride Texas                            Available
  Pride California                       Available
  Pride Louisiana                         Working
  Pride Oklahoma                         Available
  Pride Wyoming                          Available
  Pride Utah                             Available
TENDER-ASSISTED RIGS -- 9
  Alligator                              Available
  Barracuda                               Working
  Al Baraka I(5)                          Working
  Ile de Sein                             Working
  Piranha                                 Working
  Cormorant                               Stacked
  Ile de la Martinique                    Stacked
  GP-14(4)                                Working
  GP-18(4)                                Working
BARGE RIGS -- 4
  Pride I                                 Working
  Pride II                                Working
  Galileo II(4)                           Working
  Bintang Kalimantan                     Available

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                                                          BUILT/         WATER      DRILLING
                                                                       UPGRADED OR       DEPTH        DEPTH
                                                                         EXPECTED       RATING       RATING
              RIG NAME                        RIG TYPE/DESIGN           COMPLETION      (FEET)       (FEET)         LOCATION
-------------------------------------   ----------------------------   ------------     -------     ---------    ---------------
PLATFORM RIGS -- 23
  Rig 1501E                                   Heavy electrical            1996             N/A        25,000     Gulf of Mexico
  Rig 1502E                                   Heavy electrical            1998             N/A        25,000     Gulf of Mexico
  Rig 1002E                                   Heavy electrical            1996             N/A        20,000     Gulf of Mexico
  Rig 1003E                                   Heavy electrical            1996             N/A        20,000     Gulf of Mexico
  Rig 1004E                                   Heavy electrical            1997             N/A        20,000     Gulf of Mexico
  Rig 1005E                                   Heavy electrical            1998             N/A        20,000        Indonesia
  Rig 750E                                    Heavy electrical            1992             N/A        16,500     Gulf of Mexico
  Rig 751E                                    Heavy electrical            1995             N/A        16,500     Gulf of Mexico
  Rig 650E                                Intermediate electrical         1994             N/A        15,000     Gulf of Mexico
  Rig 651E                                Intermediate electrical         1995             N/A        15,000     Gulf of Mexico
  Rig 653E                                Intermediate electrical         1995             N/A        15,000     Gulf of Mexico
  Rig 951                                     Heavy mechanical            1995             N/A        18,000     Gulf of Mexico
  Rig 952                                     Heavy mechanical            1995             N/A        18,000     Gulf of Mexico
  Rig 30                                  Intermediate mechanical         1986             N/A        15,000     Gulf of Mexico
  Rig 100                                 Intermediate mechanical         1990             N/A        15,000     Gulf of Mexico
  Rig 110                                 Intermediate mechanical         1990             N/A        15,000     Gulf of Mexico
  Rig 130                                 Intermediate mechanical         1991             N/A        15,000     Gulf of Mexico
  Rig 170                                 Intermediate mechanical         1991             N/A        15,000     Gulf of Mexico
  Rig 200                                 Intermediate mechanical         1993             N/A        15,000     Gulf of Mexico
  Rig 210                                 Intermediate mechanical         1996             N/A        15,000     Gulf of Mexico
  Rig 220                                 Intermediate mechanical         1995             N/A        15,000     Gulf of Mexico
  Rig 14                                      Light mechanical            1994             N/A        10,000     Gulf of Mexico
  Rig 15                                      Light mechanical            1994             N/A        10,000     Gulf of Mexico


              RIG NAME                     STATUS
-------------------------------------  --------------
PLATFORM RIGS -- 23
  Rig 1501E                               Working
  Rig 1502E                               Working
  Rig 1002E                               Working
  Rig 1003E                               Working
  Rig 1004E                              Available
  Rig 1005E                               Working
  Rig 750E                               Available
  Rig 751E                               Available
  Rig 650E                               Available
  Rig 651E                               Available
  Rig 653E                                Working
  Rig 951                                 Working
  Rig 952                                Available
  Rig 30                                  Stacked
  Rig 100                                 Stacked
  Rig 110                                 Stacked
  Rig 130                                Available
  Rig 170                                 Stacked
  Rig 200                                Available
  Rig 210                                Available
  Rig 220                                Available
  Rig 14                                  Working
  Rig 15                                  Stacked

------------

(1) Currently under construction. These rigs will be owned by joint ventures in which we have a 51% interest.

(2) In February 1999, we completed a transaction in which we sold the rig to a third party and leased the rig back under a charter expiring in 2012.

(3) Currently under construction. These rigs will be owned by a joint venture in which we have a 30% interest.

(4) Operated but not owned by us.

(5) Owned by a joint venture in which we have a 12.5% interest.

     DRILLSHIPS. The PRIDE AFRICA and PRIDE ANGOLA, currently under construction, are ultra-deepwater self-propelled drillships that can be positioned over a drill site through the use of a computer-controlled thruster (dynamic positioning) system. Drillships normally require water depths of at least 200 feet to conduct operations. Drillships are suitable for deepwater drilling in moderate weather environments and in remote locations because of their mobility and large load-carrying capacity.

     SEMISUBMERSIBLE RIGS. Our semisubmersible rigs are floating platforms that, by means of a water ballasting system, can be submerged to a predetermined depth so that a substantial portion of the lower hulls, or pontoons, are below the water surface during drilling operations. The rig is "semisubmerged," remaining afloat in a position where the lower hull is about 60 to 80 feet below the water line and the upper deck protrudes well above the surface. This type of rig maintains its position over the well through the use of either an anchoring system or a computer-controlled thruster system similar to those described above.

     JACKUP RIGS. The jackup rigs we operate are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean or lake floor until a foundation is established to support the drilling platform. The rig legs may have a lower hull or mat attached to the bottom to provide a more stable foundation in soft bottom areas. Independent leg rigs are better suited for harsher or uneven seabed conditions. Jackup rigs are generally subject to a maximum water depth of approximately 350 to 400 feet, while some jackup rigs may drill in water depths as shallow as ten feet. The water depth limit of a particular rig is determined by the length of the rig's legs and the operating environment. Moving a rig from one drill site to another involves lowering the hull into the water until it is afloat and then jacking up its legs with the hull floating on the surface of the water. The hull is then towed to the new drilling site. A cantilever jackup has a feature that allows the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over a preexisting platform or structure. Certain cantilever jackup rigs have "skid-off" capability, which allows the derrick equipment to be skidded onto an adjacent platform, thereby increasing the operational capacity of the rig. Slot type jackup rigs are configured for drilling operations to take place through a slot in the hull. Slot type rigs are usually used for exploratory drilling because their configuration makes them difficult to position over existing platforms or structures.

     TENDER-ASSISTED RIGS. Our tender-assisted rigs are generally non-self-propelled barges moored alongside a platform and containing crew quarters, mud pits, mud pumps and power generation systems. The only equipment transferred to the platform for drilling or workover operations is the derrick equipment set consisting of the substructure, drillfloor, derrick and drawworks. As a result, tender-assisted rigs are less hazardous and allow smaller, less costly platforms to be used for development projects. Self-erecting tenders carry their own derrick equipment set and have a crane capable of erecting the derrick on the platform, thereby eliminating the cost associated with a separate derrick barge and related equipment.

     BARGE RIGS. We operate barge rigs on Lake Maracaibo, Venezuela that have been designed to work in a floating mode with a cantilever feature and a mooring system that enables the rig to operate in waters up to 150 feet deep. In Nigeria, we operate a posted swamp barge rig. This rig is held on location by legs or posts that are jacked down into the sea floor before commencement of work.

     PLATFORM RIGS. Our platform rigs consist of drilling equipment and machinery arranged in modular packages that are transported to and assembled and installed on fixed offshore platforms owned by the customer. Fixed offshore platforms are steel, tower-like structures that stand on the ocean floor, with the top portion, or platform, above the water level, providing the foundation upon which the platform rig is placed. Platform rigs are often used to provide drilling and horizontal reentry services using top drives, enhanced pumps and solids control equipment for drilling fluids, as well as for workover services.

  LAND-BASED RIGS

     We have presented in the table below information about our land-based rig fleet as of May 1, 1999:

                                LAND-BASED RIGS

COUNTRY                                 TOTAL        DRILLING        WORKOVER
-------------------------------------   -----        --------        --------
SOUTH AMERICA -- 230
     Argentina.......................    142             36             106
     Venezuela.......................     48             14              34
     Colombia........................     21             13               8
     Bolivia.........................     19             10               9
AFRICA/MIDDLE EAST -- 10
     Algeria.........................      4              4              --
     Libya...........................      2              1               1
     Oman............................      3              3              --
     Bahrain.........................      1              1              --
OTHER -- 11                               11              3               8
                                         ---             --             ---
          Total Land-Based Rigs......    251             85             166
                                        =====            ==             ===

     A land-based drilling rig consists of engines, drawworks, a mast substructure, pumps to circulate the drilling fluid, blowout preventers, drill string and related equipment. The engines power a rotary

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table that turns the drill string, causing the drill bit to bore through the subsurface rock layers. Rock cuttings are carried to the surface by the circulating drilling fluid. The intended well depth and the drilling site conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling job.

     A land-based well servicing rig consists of a mobile carrier, engine, drawworks and derrick. The primary function of a well servicing rig is to act as a hoist so that pipe, rods and down-hole equipment can be run into and out of a well. All of our well servicing rigs can be readily moved between well sites and between geographic areas of operations.

SERVICES PROVIDED

  DRILLING SERVICES

     We provide contract drilling services to oil and gas exploration and production companies through the use of mobile offshore and land-based drilling rigs. Generally, land-based rigs and offshore platform rigs operate with crews of six to 17 persons while semisubmersible rigs, jackup rigs, tender-assisted rigs and barge rigs operate with crews of 15 to 25 persons. We provide the rig and drilling crew and are responsible for the payment of operating and maintenance expenses.

  MAINTENANCE AND WORKOVER SERVICES

     Maintenance services are required on producing oil and gas wells to ensure efficient, continuous operation. These services consist of mechanical repairs necessary to maintain production from the well, such as repairing parted sucker rods, replacing defective down-hole pumps in an oil well or replacing defective tubing in a gas well. We provide the rigs, equipment and crews for these maintenance services, which are performed on both oil and gas wells but which are more often required on oil wells. Many of our rigs also have pumps and tanks that can be used for circulating fluids into and out of the well. Typically, maintenance jobs are performed on a series of wells in geographic proximity to each other, take less than 48 hours per well to complete and require little, if any, revenue-generating equipment other than a rig.

     In addition to periodic maintenance, producing oil and gas wells occasionally require major repairs or modifications, called "workovers." Workover services include the opening of new producing zones in an existing well, recompletion of a well in which production has declined, drilling out plugs and packers and the conversion of a producing well to an injection well during enhanced recovery operations. These extensive workover operations are normally performed by a well servicing rig with additional specialized accessory equipment, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers, depending upon the particular type of workover operation. Most of our rigs are designed and equipped to handle the more complex workover operations. A workover may last from a few days to several weeks.

  ENGINEERING SERVICES

     We employ a technical staff dedicated to industry research and development and to designing specialized drilling equipment to fulfill specific customer requirements. The engineering staff has designed and managed the fabrication of several of the rigs in our offshore rig fleet and is actively involved in our newbuild projects. We also provide turnkey, project management and other engineering services, which enhance our contract drilling services.

COMPETITION

     Competition in the international markets in which we operate ranges from large multinational competitors offering a wide range of well servicing and drilling services to smaller, locally owned businesses. We believe that we are competitive in terms of pricing, performance, equipment, safety, availability of equipment to meet customer needs and availability of experienced, skilled personnel in the international areas in which we operate.

     Drilling contracts are generally awarded on a competitive bid basis and, while an operator may consider quality of service and equipment, intense price competition is the primary factor in determining which contractor, among those with suitable rigs, is awarded a job. Certain of our competitors have greater financial resources than us, which may enable them to better withstand periods of low utilization, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs.

CUSTOMERS

     We work for large multinational oil and gas companies, government-owned oil companies and independent oil and gas producers. In 1998, we had two customers, PDVSA and Perez Companc S.A., that accounted for more than 10% of our consolidated revenues.

CONTRACTS

     Our drilling contracts are awarded through competitive bidding or on a negotiated basis. The contract terms and rates vary depending on competitive conditions, the geographical area, the geological formation to be drilled, the equipment and services to be supplied, the on-site drilling conditions and the anticipated duration of the work to be performed.

     Oil and gas well drilling contracts are carried out on either a dayrate, footage or turnkey basis. Under dayrate contracts, we charge the customer a fixed charge per day regardless of the number of days needed to drill the well. In addition, dayrate contracts usually provide for a reduced day rate (or lump sum amount) for mobilizing the rig to the well location and for assembling and dismantling the rig. Under dayrate contracts, we ordinarily bear no part of the costs arising from down-hole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Most of our contracts are on a dayrate basis. Other contracts provide for payment on a footage basis, whereby we are paid a fixed amount for each foot drilled regardless of the time required or the problems encountered in drilling the well. We may also enter into turnkey contracts, whereby we agree to drill a well to a specific depth for a fixed price and to bear some of the well equipment costs. Compared to dayrate contracts, footage and turnkey contracts involve a higher degree of risk to us and, accordingly, normally provide greater profit potential.

     In international offshore markets, contracts generally provide for longer terms than contracts in domestic offshore markets. When contracting abroad, we are faced with the risks of currency fluctuation and, in certain cases, exchange controls. Typically, we limit these risks by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. To the extent possible, we seek to limit our exposure to potentially devaluating currencies by matching our acceptance thereof to our expense requirements in such local currencies. We can give no assurance that we will be able to continue to take such actions in the future, thereby exposing us to foreign currency fluctuations that could have a material adverse effect upon our results of operations and financial condition. Currently, foreign exchange in the countries where we operate is carried out on a free-market basis. We can give no assurances, however, that the local monetary authorities in these countries will not implement exchange controls in the future. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosure About Market Risk."

SEASONALITY

     In general, our business activities are not significantly affected by seasonal fluctuations. Our rigs are located in geographical areas that are not subject to severe weather that would halt operations for prolonged periods.

EMPLOYEES

     We currently employ approximately 6,500 employees. Approximately 1,000 of our employees are located in the United States and 5,500 are located abroad. Hourly rig crew members constitute the vast majority of employees. None of our international employees are subject to industry-wide labor contracts within their respective countries. Management believes that our employee relations are good.

LEGAL PROCEEDINGS

     We are routinely involved in litigation incidental to our business, which often involves claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the existing litigation will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

     We have presented below information about our directors and executive officers as of May 1, 1999. Directors are elected at our annual meeting of shareholders and serve for five-year terms or until their successors are elected and qualified or until their earlier resignation or removal in accordance with our bylaws. The term of each director listed below will continue until the 2003 annual meeting of shareholders. Officers are elected annually by the Board of Directors and serve until their successors are chosen or until their resignation or removal. In March 1999, Ray H. Tolson retired from his positions as our Chairman of the Board and Chief Executive Officer. In connection with the First Reserve transaction, William E. Macaulay, Chairman and Chief Executive Officer of First Reserve, will become a director of Pride.

          NAME              AGE              POSITION
-------------------------   --- -----------------------------------
Paul A. Bragg............   43  President, Chief Executive Officer
                                and Director
James W. Allen...........   55  Senior Vice President -- Operations
                                and Chief Operating Officer
Gerard Godde.............   56  Senior Vice President -- Business
                                Development
Gary W. Casswell.........   46  Vice President -- Eastern
                                Hemisphere Operations
John O'Leary.............   43  Vice President -- Marketing
Earl W. McNiel...........   40  Vice President, Chief Financial
                                Officer and Treasurer
Robert W. Randall........   56  Vice President -- General Counsel
                                and Secretary
James B. Clement.........   53  Director
Remi Dorval..............   48  Director
Jorge E. Estrada M.......   51  Director
Christian J. Boon           52  Director
  Falleur................
Ralph D. McBride.........   52  Director
James T. Sneed...........   67  Director

     PAUL A. BRAGG was appointed Chief Executive Officer and director of Pride in March 1999 upon the retirement of Ray H. Tolson. He has been our President and Chief Operating Officer since February 1997. He joined Pride in July 1993 as its Vice President and Chief Financial Officer. From 1988 until he joined Pride, Mr. Bragg was an independent business consultant and managed private investments. He previously served as Vice President and Chief Financial Officer of Energy Service Company, Inc. (now ENSCO International, Inc.), an oilfield services company, from 1983 through 1987.

     JAMES W. ALLEN was named Senior Vice President -- Operations in February 1996 and Chief Operating Officer in April 1999. He joined Pride in January 1993 as its Vice President -- International Operations (Latin America). From 1988 through 1992, Mr. Allen was an independent business consultant and managed private investments. From 1984 to 1988, he was Vice President Latin America for ENSCO. Mr. Allen has approximately 30 years of oilfield experience with several different companies.

     GERARD GODDE was appointed Senior Vice President -- Business Development in September 1998. Mr. Godde joined Pride as a Senior Vice President in March 1997 in connection with the

Forasol transaction. Mr. Godde served as Senior Vice President and Chief Operating Officer of Forasol from April 1996 until September 1998. He was Managing Director of Forasol from 1987 until September 1998. Mr. Godde joined Forasol in 1968 and has been involved with the management of its various offshore and land operations in Africa, the Middle East and North America.

     GARY W. CASSWELL was named Vice President -- Eastern Hemisphere Operations in May 1999. He joined Pride in August 1998 and has approximately 21 years of oilfield drilling experience. From 1974 through 1998, Mr. Casswell was Operations Manager and Technical Development Manager of Santa Fe International Corporation.

     JOHN O'LEARY was named Vice President -- International Marketing in March 1997 in connection with the Forasol transaction. Mr. O'Leary had been Manager, Marketing and Business Development of Forasol since June 1993, with primary responsibility for worldwide business development. Mr. O'Leary joined Forasol S.A. in August 1985.

     EARL W. MCNIEL has been Vice President and Chief Financial Officer of Pride since February 1997. He joined Pride in September 1994 as its Chief Accounting Officer. From 1990 to 1994, Mr. McNiel served as Chief Financial Officer of several publicly owned waste management companies. From 1987 to 1990, he was employed by ENSCO as Manager, Finance.

     ROBERT W. RANDALL has been Vice President and General Counsel of Pride since May 1991. He was elected Secretary in 1993. Prior to 1991, he was Senior Vice President, General Counsel and Secretary for Tejas Gas Corporation, a natural gas transmission company.

     JAMES B. CLEMENT has been a director of Pride since November 1993. From 1977 until October 1997, he was an executive officer of Offshore Logistics, Inc., a publicly traded company engaged in helicopter transportation services, serving as its President, Chief Executive Officer and a director since 1988. He is currently serving as a consultant to Offshore Logistics and manages personal investments. In March 1999, he was elected Chairman of the Board of Pride.

     REMI DORVAL became a director of Pride in March 1997 in connection with the Forasol transaction. From that time until March 1999, he served as Vice Chairman of the Board of Pride. For more than five years prior to becoming a director, Mr. Dorval was a Supervisory Director and Chief Executive Officer of Forasol and its predecessors. Since 1990, he has been a supervisory director of Soletanche Group, a privately held French company, and is in charge of its interests in the oil and gas sector.

     JORGE E. ESTRADA M. has been a director of Pride since October 1993. For more than five years, Mr. Estrada has been President and Chief Executive Officer of JEMPSA Media and Entertainment, a company specializing in the Spanish and Latin American entertainment industry. Previously, Mr. Estrada served as President -- Worldwide Drilling Division of Geosource and Vice President of Geosource Exploration Division -- Latin America.

     CHRISTIAN J. BOON FALLEUR became a director of Pride in March 1997 in connection with the Forasol transaction. For more than five years prior to becoming a director, Mr. Boon Falleur was a Supervisory Director and Executive Vice President of Forasol and its predecessors. He has been affiliated since 1972 with Ackermans & van Haaren Group, a publicly traded company listed on the Brussels Stock Exchange, and is currently in charge of its energy services and construction sections.

     RALPH D. MCBRIDE has been a director of Pride since September 1995. Mr. McBride has been a partner with the law firm of Bracewell & Patterson, L.L.P. in Houston, Texas, since 1980. In March 1999, he was elected Vice Chairman of the Board of Pride.

     JAMES T. SNEED has been a director of Pride since October 1992. In 1991 he retired after 37 years of employment with Mobil Oil Corporation where he was Production Manager USA.

                              DESCRIPTION OF NOTES

     We will issue the notes under an Indenture dated as of May 1, 1997 between us and The Chase Manhattan Bank, as trustee. We have summarized selected provisions of the indenture and the notes below. The notes are a separate series of "Senior Debt Securities" described in the accompanying prospectus, and this summary supplements that description. We encourage you to read that description for provisions that may be important to you.

     In this summary description of the notes, all references to "we" or "Pride" are to Pride International, Inc., excluding its subsidiaries, unless the context clearly indicates otherwise. We have used in this summary description capitalized terms that we have defined below under "-- Glossary."

GENERAL

     The notes will mature on June 1, 2009 and will bear interest at 10% per year. The notes will be limited in aggregate principal amount to $300 million, $200 million of which we will issue in this offering (the "Offered Notes"). We may issue additional amounts of the notes from time to time after the closing date of this offering, subject to the limitations described below under "-- Restrictive Covenants -- Limitation on Indebtedness" and restrictions contained in our credit facility and other agreements to which we are a party at the time of any such issuance. We:

     o will pay interest semiannually on June 1 and December 1 of each year, commencing December 1, 1999

     o will pay interest to the person in whose name a note is registered at the close of business on the May 15 or November 15 preceding the interest payment date

     o will compute interest on the basis of a 360-day year consisting of twelve 30-day months

     o    will make payments on the notes at the offices of the trustee

     o may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register

     We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

     The notes will be our senior unsecured obligations and will rank equally in right of payment with all our other senior unsecured and unsubordinated debt and senior to all our subordinated debt.

     Holders of our secured debt (including lenders under our credit facility) will have claims to the assets constituting collateral for this debt. If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before you receive any amounts due under the notes to the extent of the value of the assets securing their debt. If the value of the collateral is not enough to pay off the secured debt, secured creditors would be entitled to share claims with holders of notes with respect to any other of our assets.

     The notes will be subordinated to all claims of the creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes, and to all secured creditors of any subsidiary guarantors. These creditors and claimants have a claim to the assets of our subsidiaries which is prior to that of holders of the notes.

     As of March 31, 1999, as adjusted to give effect to the offering of the Offered Notes and the application of the net proceeds, Pride would have had $236.8 million of secured debt and our subsidiaries would have had $372.1 million of debt and other liabilities outstanding to creditors and claimants other than Pride.

SUBSIDIARY GUARANTEES OF NOTES

     Under the circumstances described below, our payment obligations under the notes may in the future be jointly and severally guaranteed by our existing or future subsidiaries as subsidiary guarantors. Initially, we expect that there will be no subsidiary guarantors. Although the indenture does not contain any requirement that any subsidiary initially execute and deliver a subsidiary guarantee, covenants described below may require a subsidiary in the future to execute and deliver a subsidiary guarantee prior to its guarantee of our other Indebtedness. See "-- Restrictive Covenants -- Limitation on Non-Guarantor Subsidiaries."

     Under its subsidiary guarantee, each subsidiary guarantor will guarantee, jointly and severally, to each holder of notes and the trustee, the full and prompt performance of our obligations under the indenture and the notes, including the payment of principal of (or premium, if any, on) and interest on the notes.

     The subsidiary guarantees will be unsecured senior obligations of each subsidiary guarantor and will rank:

     o equally in right of payment with all senior Indebtedness of that subsidiary guarantor and

     o senior in right of payment to all Subordinated Indebtedness of that subsidiary guarantor

     o effectively subordinated to secured Indebtedness of the subsidiary guarantor with respect to the assets securing that Indebtedness

     The obligations of each subsidiary guarantor will be limited to the maximum amount that will result in the obligations of that subsidiary guarantor under its subsidiary guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to the following:

     o all other contingent and fixed liabilities of that subsidiary guarantor and

     o any collections from or payments made by or on behalf of any other subsidiary guarantor for the obligations of that other subsidiary guarantor under its subsidiary guarantee or under its contribution obligations contained in the indenture

Each subsidiary guarantor that makes a payment or distribution under a subsidiary guarantee will be entitled to a contribution from each other subsidiary guarantor in a pro rata amount based on the Adjusted Net Assets of each subsidiary guarantor.

     Each subsidiary guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its property and assets to us or another subsidiary guarantor without limitation, except to the extent any transaction is subject to the "-- Consolidation, Merger and Sale of Assets" covenant described below. Each subsidiary guarantor may consolidate with or merge into or sell all or substantially all of its property and assets to a person other than us or another subsidiary guarantor (whether or not affiliated with the subsidiary guarantor) only if:

     o the surviving entity, if not the subsidiary guarantor, agrees to assume the subsidiary guarantor's subsidiary guarantee and all its obligations under the indenture, except to the extent the subsidiary guarantee and obligations are released as described below and

     o the transaction does not either violate any of the covenants described below under "-- Restrictive Covenants" or result in a default or event of default that is continuing

     A subsidiary guarantor will be released from its subsidiary guarantee and all of its obligations under the indenture upon:

     o the sale or other disposition, by merger or otherwise, of a subsidiary guarantor or all or substantially all of its property and assets to a person other than us or another subsidiary guarantor and in a transaction that is otherwise in compliance with the indenture or

     o the release of all guarantees by a subsidiary guarantor of our Indebtedness

Any such release will occur, however, only to the extent that all obligations of the subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests that secure, our other Indebtedness or other Indebtedness of any other subsidiary also terminate or are released upon the sale or other disposition.

OPTIONAL REDEMPTION

     We may not redeem the notes prior to June 1, 2004. On or after that date, we may redeem some or all of the notes from time to time at our option at the following prices, which are expressed in percentages of the principal amount, if redeemed during the 12 months beginning June 1 of the years indicated below:

YEAR                                    PERCENTAGE
-------------------------------------   ----------
2004.................................     105.000%
2005.................................     103.333%
2006.................................     101.667%
2007 and thereafter..................     100.000%

In each case, we will pay accrued interest to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

     If we redeem fewer than all the notes, the trustee will select the notes for redemption by lot or by any other means it determines to be fair and appropriate.

     Notwithstanding the foregoing, at any time on or prior to June 1, 2002, we may redeem up to an aggregate of 33% of the principal amount of notes at a redemption price of 110% of the principal amount of the notes we redeem, plus accrued and unpaid interest to the redemption date, with the net proceeds from a Qualified Equity Offering. At least 67% of the aggregate principal amount of notes must, however, remain outstanding immediately after the redemption. Any such redemption must occur within 60 days of the closing date of the Qualified Equity Offering.

     We may redeem all or part of the notes at any time at 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to the redemption date, if, as a result of any change in or amendment to the laws, regulations or governmental policy having the force of law of any Permitted Country (as defined below under "-- Consolidation, Merger and Sale of
Assets"), or of any political subdivision or taxing authority thereof or therein, or any execution of or amendment to, any treaty or treaties affecting taxation of which the Permitted Country (or such political subdivision or taxing authority) is a party, which becomes effective on or after the date of our change in organizational jurisdiction, (1) we are required, or could be required on the next succeeding interest payment date, to pay "additional amounts" in respect of payments on the notes as a result of the imposition of taxes imposed by a Permitted Country (or any political subdivision or taxing authority thereof) and (2) we cannot avoid the payment of such additional amounts by the use of any reasonable measures available to us that do not require undue effort or costs. In addition, we will also pay to holders on the redemption date any additional amounts which would otherwise be payable. No such notice of redemption will be given earlier than 180 days prior to the earliest date on which we could be obligated to pay such additional amounts if a payment in respect of the notes were then due.

     Prior to the publication of the notice of redemption in accordance with the previous paragraph, we will deliver to the trustee an officer's certificate stating that (a) we are entitled to effect the redemption based on an opinion of counsel or written advice of an independent tax counsel or accounting firm, which is reasonably acceptable to the trustee, that the condition referred to in clause (1) of the immediately preceding paragraph is satisfied as a result of such change, amendment or executed or amended treaty and (b) the condition described in (2) of the immediately preceding paragraph is satisfied. We cannot revoke this notice after we deliver it.

CHANGE OF CONTROL

     Upon a Change of Control, each holder of notes may require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder's notes (the "Change of Control Offer") at a purchase price in cash equal to 101% of the aggregate principal amount of those notes, plus any accrued and unpaid interest to the Change of Control payment date, on the terms described below.

     Within 30 days following any Change of Control, we will announce the Change of Control Offer via Dow Jones News Service and mail a notice to each holder of notes and to the trustee stating, among other things:

     o    that a Change of Control has occurred

     o    that we are making a Change of Control Offer

     o that, although holders are not required to tender their notes, we will accept all notes that are timely tendered for payment

     o the purchase price and the repurchase date, which will be no earlier than 30 days and no later than 60 days after the date the notice is mailed

     o the circumstances and relevant facts regarding the Change of Control (including information with respect to pro forma historical income, cash flow and capitalization)

     o that any note accepted for payment will cease to accrue interest after the Change of Control payment date and

     o the instructions and any other information necessary to enable holders to tender their notes and have such notes purchased in the Change of Control Offer

We will comply with any applicable tender offer rules, including any applicable requirements of Rule 14e-1 under the Securities Exchange Act of 1934, in the event that the Change of Control Offer is triggered under the circumstances described in this section and in the definition of Change of Control.

     Except as we have described above, the indenture does not contain provisions that permit the holders to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring.

     One of the events that constitutes a Change of Control under the indenture is a sale, conveyance, transfer or lease of all or substantially all of our and our subsidiaries' assets, taken as a whole. New York law will govern the indenture and the notes, and there is no established quantitative definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if we engaged in a transaction in which we disposed of less than all of our assets, a question or interpretation could arise as to whether that disposition was of "substantially all" of our assets and whether we were required to make a Change of Control Offer.

     The indenture may not afford holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting us that may adversely affect holders, if that transaction is not the type of transaction included within the definition of Change of Control. A transaction involving our management or the management of our Affiliates, or a transaction involving a recapitalization of us, will result in a Change of Control only if it is the type of transaction specified in the definition.

     The source of funds for the repurchase of notes upon a Change of Control will be our cash or cash generated from operations or other sources, including borrowings or sales of assets. A "change of control" under our credit facility constitutes an event of default under that facility that relieves the lenders from any obligation to make loans and allows them to accelerate the indebtedness outstanding under the credit facility. Sufficient funds may not be available at the time of any Change of Control under the notes to repay all Indebtedness owing under other senior Indebtedness or to make the required payments of the notes. Any failure by us to repurchase notes tendered pursuant to a Change of Control Offer will constitute an event of default under the indenture. See
"Risk Factors -- We may not be able to repurchase notes upon a change of control."

RESTRICTIVE COVENANTS

     TRANSACTIONS WITH AFFILIATES. Pride will, and will permit any Subsidiary to, conduct any business, enter into or permit to exist any transaction or series of related transactions, including the purchase, sale or exchange of Property, the making of any Investment, the giving of any guarantee or the rendering of any service with any Affiliate of Pride (other than transactions among Pride and any Wholly Owned Subsidiaries) only if:

     (1) the transaction or series of related transactions is on terms set forth in writing which are no less favorable to Pride or the Subsidiary than those that could be obtained in a comparable arm's length transaction with a person that is not such an Affiliate and

     (2)  either

          o with respect to a transaction or series of related transactions that has a Fair Market Value in excess of $2 million but less than $5 million, Pride certifies to the trustee that the transaction or series of related transactions complies with clause (1) above or

          o with respect to a transaction or series of related transactions that has a Fair Market Value equal to or in excess of $5 million, the transaction or series of related transactions is approved by a majority of Pride's Board of Directors, including a majority of the disinterested directors, which approval is evidenced by a board resolution that the transaction or series of related transactions complies with clause (1) above

These provisions will not apply to the following:

          o reasonable compensation (including amounts paid pursuant to employee benefit plans) and indemnification paid or made available to an officer, director or employee of Pride or a Subsidiary for services rendered in that person's capacity as an officer, director or employee or

          o the making of any Restricted Payment otherwise permitted by the indenture

     LIMITATION ON RESTRICTED PAYMENTS. Pride will, and will permit any Subsidiary to, make any Restricted Payment only if, at the time of and after giving effect to the proposed Restricted Payment:

     (1) no default or event of default has occurred and is continuing or would result from the payment

     (2) Pride could incur at least $1.00 of additional Indebtedness under the tests described in the first sentence under the caption
          " -- Limitation on Indebtedness" and

     (3) the aggregate amount of such Restricted Payment and all Restricted Payments (the amount of any Restricted Payment not made in cash will be based on Fair Market Value) declared or made on or after the issue date of the Offered Notes by Pride or any Subsidiary does not exceed the sum of:

          o 50% of the aggregate Consolidated Net Income accrued during the period beginning on the first day of the fiscal quarter in which the issue date of the Offered Notes falls and ending on the last day of the fiscal quarter ending immediately prior to the date of such proposed Restricted Payment (or if such Consolidated Net Income is a deficit, minus 100% of the deficit) plus

          o an amount equal to the aggregate net cash proceeds Pride receives, after the issue date of the Offered Notes, from the issuance or sale (other than to a Subsidiary or an employee stock ownership plan or trust established by Pride for the benefit of its employees) of shares of its Capital Stock, excluding Redeemable Stock but including the Capital Stock issued upon the exercise of options, warrants or rights to purchase the Capital Stock (other than Redeemable Stock) of Pride, and the liability (expressed as a positive number) in accordance with GAAP for any of Pride's Indebtedness or carrying value of Redeemable Stock, which has been converted into, exchanged for or satisfied by the issuance of shares of the Capital Stock (other than Redeemable Stock) of Pride, after the issue date of the Offered Notes plus

          o to the extent not otherwise included in Consolidated Net Income, the net reduction in Investments in Non-Recourse Subsidiaries or joint ventures resulting from dividends, repayments of loans or advances, releases or discharges of guarantees or other obligations, or other transfers of assets, in each case to Pride or a Subsidiary after the issue date of the Offered Notes from any Non-Recourse Subsidiary or joint venture or from the redesignation of a Non-Recourse Subsidiary as a Subsidiary (valued in each case as provided in the definition of Investment), not to exceed in the case of any Non-Recourse Subsidiary or joint venture the total amount of Investments (other than Permitted Investments) in such Non-Recourse Subsidiary or joint venture made by Pride and its Subsidiaries in such Non-Recourse Subsidiary or joint venture existing on or made after the issue date of the Offered Notes, plus

          o to the extent not otherwise included in Consolidated Net Income or in the previous bullet point, the total amount of Investments in joint ventures (calculated as of the issue date of the Offered Notes) which have become Wholly Owned Subsidiaries of Pride subsequent to the issue date of the Offered Notes, plus

          o    $25 million.

These provisions will not prevent:

     (A) the payment of any dividend on the Capital Stock of any class within 60 days after the date of its declaration if at the date of declaration the payment would be permitted by the indenture; PROVIDED that at the time of the declaration of such dividend, no default shall have occurred and be continuing,

     (B) any repurchase or redemption of the Capital Stock or Subordinated Indebtedness of Pride made by exchange for the Capital Stock of Pride (other than Redeemable Stock), or out of the net cash proceeds from the substantially concurrent issuance or sale (other than to a Subsidiary) of the Capital Stock of Pride (other than Redeemable Stock), if the net cash proceeds from the sale are excluded from computations under the second bullet point under (3) above to the extent such proceeds are applied to purchase or redeem such Capital Stock or Subordinated Indebtedness, and

     (C) any repurchase or redemption of Subordinated Indebtedness of Pride solely in exchange for, or out of the net cash proceeds from the substantially concurrent sale of, new Subordinated Indebtedness of Pride, so long as the Subordinated Indebtedness:

          o is subordinated to the notes at least to the same extent as the Subordinated Indebtedness so exchanged, purchased or redeemed

          o has a stated maturity later than the stated maturity of the Subordinated Indebtedness so exchanged, purchased or redeemed and

          o has an Average Life at the time incurred that is greater than the remaining Average Life of the Subordinated Indebtedness so exchanged, purchased or redeemed

Restricted Payments permitted to be made as described in (B) and (C) above will be excluded in calculating the amount of Restricted Payments thereafter; Restricted Payments made as described in (A) above will be included.

     LIMITATION ON INDEBTEDNESS. Pride will, and will permit any Subsidiary to, create, incur, assume, suffer to exist, guarantee or otherwise become liable with respect to the payment of (collectively, "incur") any Indebtedness (other than Non-Recourse Indebtedness) only if, after giving pro forma effect to the incurrence of that Indebtedness, no default or event of default would occur and the Consolidated Interest Coverage Ratio for the Determination Period preceding the applicable transaction date is at least 2.5 to 1.0. Pride or any Subsidiary may, however, incur Permitted Indebtedness. Any Indebtedness of a person existing at the time that person becomes a Subsidiary will be deemed to be incurred by that Subsidiary at the time it becomes a Subsidiary.

     LIMITATION ON SUBSIDIARY INDEBTEDNESS AND PREFERRED STOCK. Pride will not permit any Subsidiary to incur any Indebtedness (other than Indebtedness of Non-Recourse Subsidiaries) or issue any preferred stock except:

     (a) Indebtedness or preferred stock issued to and held by Pride or a Wholly Owned Subsidiary, so long as any transfer of such Indebtedness or preferred stock to a person other than Pride or a Wholly Owned Subsidiary will be deemed to constitute the issuance of such Indebtedness or preferred stock by the issuer

     (b) Indebtedness or preferred stock of a Subsidiary issued and outstanding prior to the date on which Pride acquires that Subsidiary (other than Indebtedness or preferred stock issued in connection with or in anticipation of the acquisition)

     (c) Indebtedness or preferred stock outstanding on the issue date of the Offered Notes

     (d) Indebtedness described in clauses (2), (3), (4), (6) and (7) under the definition of "Permitted Indebtedness"

     (e)  Permitted Subsidiary Refinancing Indebtedness of that Subsidiary

     (f) preferred stock issued in exchange for, or the proceeds of which are used to refinance, repurchase or redeem, Indebtedness or preferred stock described in clauses (b) and (c) of this paragraph (the "Retired Indebtedness or Stock"), if the preferred stock so issued has

     o a liquidation value not in excess of the principal amount or liquidation value of the Retired Indebtedness or Stock plus related expenses for redemption and issuance and

     o a redemption date later than the stated maturity or redemption date (if any) of the Retired Indebtedness or Stock

     (g) Indebtedness of a Subsidiary that represents the assumption by that Subsidiary of Indebtedness of another Subsidiary (other than Non-Recourse Indebtedness) in connection with a merger of those Subsidiaries, if no Subsidiary or any successor existing on the issue date of the Offered Notes assumes or otherwise becomes responsible for any Indebtedness of an entity that is not a Subsidiary on the issue date of the Offered Notes, except to the extent that a Subsidiary would be permitted to incur such Indebtedness under this paragraph

     (h) Indebtedness to finance the construction and operation of the drillships PRIDE AFRICA and PRIDE ANGOLA pursuant to the credit agreements among Pride, certain of its subsidiaries, and lenders thereunder, as in effect on the issue date of the Offered Notes, and any refinancings or replacements thereof and

     (i) Indebtedness or preferred stock of any Subsidiary, which when taken together with all other Indebtedness and preferred stock of the Subsidiaries (except Indebtedness or preferred stock incurred pursuant to clauses (a), (b), (d) and (h) of this covenant and clauses (e) and
          (f) of this covenant to the extent relating to Indebtedness incurred pursuant to clauses (a), (b) and (d) of this convenant), does not exceed at any one time outstanding the greater of

     o    $100 million and

     o 15% of Consolidated Net Tangible Assets determined as of the date of incurrence of such Indebtedness

     LIMITATIONS ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. Pride will not, and will not permit any Subsidiary to, create, enter into any agreement with any person or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind that by its terms restricts the ability of any Subsidiary to:

     o pay dividends or make any other distributions on its Capital Stock to Pride or any Subsidiary

     o    pay any Indebtedness owed to Pride or any Subsidiary

     o    make loans or advances to Pride or any Subsidiary or

     o    transfer any of its Property or assets to Pride or any Subsidiary

This restriction will not apply to any encumbrance or restriction contained in any agreement or instrument:

      (1)  existing on the issue date of the Offered Notes

      (2) relating to any Property acquired after the issue date of the Offered Notes, so long as the encumbrance or restriction relates only to the Property or asset so acquired

      (3) relating to any Indebtedness of any Subsidiary at the date on which the Subsidiary was acquired by Pride or any Subsidiary (other than Indebtedness incurred in connection with or in anticipation of the acquisition)

      (4) effecting a refinancing of Indebtedness issued under an agreement referred to in clauses (1) through (3) above, so long as the encumbrances and restrictions contained in any such refinancing agreement, taken as a whole, are no more restrictive than the encumbrances and restrictions contained in the agreements

      (5) constituting customary provisions restricting subletting or assignment of any lease of Pride or any Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder

      (6) constituting restrictions on the sale or other disposition of any Property securing Indebtedness as a result of a Permitted Lien on such Property

      (7) constituting any temporary encumbrance or restriction with respect to a Subsidiary under an agreement that has been entered into for the sale or disposition of all or substantially all of the outstanding Capital Stock of or Property and assets of each Subsidiary provided that such sale or disposition is otherwise permitted under the Indenture

      (8) constituting customary restrictions on cash, other deposits or assets imposed by customers and other persons under contracts entered into in the ordinary course of business or

      (9) constituting provisions contained in agreements or instruments relating to Indebtedness that prohibit the transfer of all or substantially all of the assets of the obligor under that agreement or instrument unless the transferee assumes the obligations of the obligor under such agreement or instrument or such assets may be transferred subject to such prohibition

     LIMITATION ON ASSET SALES. Pride will engage in, and will permit any Subsidiary to engage in, any Asset Sale only if:

     (1) Pride or the Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale, except in the case of:

     o an Asset Sale resulting from the requisition of title to, seizure or forfeiture of any Property or assets or any actual or constructive total loss or an agreed or compromised total loss or

     o    a Bargain Purchase Contract

     (2) except in the case of an Asset Sale described in the two bullet points in clause (1), at least 75% of the consideration consists of Cash Proceeds or the assumption of Indebtedness (other than Subordinated Indebtedness) of Pride or the Subsidiary relating to the Property that was the subject of such Asset Sale and the release of Pride or the Subsidiary from Indebtedness

     (3) after giving effect to such Asset Sale, the total non-cash consideration Pride holds from all such Asset Sales does not exceed $10 million and

     (4)  Pride certifies to the trustee that such Asset Sale complies with (1),
          (2) and (3) above

The requirements described in (2) and (3) do not, however, apply to an Asset Sale in which Pride exchanges assets for assets that constitute Replacement Assets. Pride or such Subsidiary, as the case may be, may apply the Net Available Proceeds from each Asset Sale:

     o    to the acquisition of one or more Replacement Assets or

     o to repurchase or repay Senior Debt (other than Indebtedness owed to Pride or an Affiliate of Pride) (with a permanent reduction of availability in the case of revolving credit borrowings)

Such acquisition or such repurchase or repayment must, however, be made within 365 days after the consummation of the relevant Asset Sale. The following amounts will be deemed to be cash for purposes of this provision:

     o any liabilities of Pride or any Subsidiary (as shown on Pride's or such Subsidiary's most recent balance sheet or in the notes thereto), other than liabilities that by their terms are subordinated to the notes or the applicable subsidiary guarantee that are assumed by the transferee of any such assets as a result of which Pride and its subsidiaries are no longer obligated with respect to such liabilities and

     o any Indebtedness or other obligations received by Pride or any such Subsidiary from such transferee that are converted by Pride or such Subsidiary into cash (to the extent of the cash received) within 120 days of such Asset Sale

     Any Net Available Proceeds from any Asset Sale that are not used to acquire Replacement Assets or to repurchase or repay Senior Debt within 365 days after consummation of the relevant Asset Sale constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million, Pride will, or at any time after receipt of Excess Proceeds, Pride may, at its option, make a pro rata offer to all holders of notes and other Indebtedness (excluding Pride's 9 3/8% Senior Notes due 2007; PROVIDED that Pride may make an offer to purchase such notes in accordance with their terms) that ranks by its terms equally in right of payment with the notes and the terms of which contain substantially similar requirements with respect to the application of net proceeds from asset sales as are contained in the indenture (an "Asset Sale Offer") to purchase on a pro rata basis the maximum principal amount of the notes and other such Indebtedness in integral multiples of $1,000 that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of the outstanding principal amount thereof plus any accrued interest to the purchase date. Upon completion of any Asset Sale Offer, the amount of Excess Proceeds will be reset to zero and Pride may use any remaining amount for general corporate purposes.

     Within five business days after Pride is obligated to make an Asset Sale Offer, Pride will send a written notice to holders of notes, accompanied by such information as Pride in good faith believes will enable holders to make an informed decision with respect to the Asset Sale Offer.

     Pride will comply with any applicable tender offer rules, including any applicable requirements of Rule 14e-1 under the Securities Exchange Act of 1934, in the event that an Asset Sale Offer is required under the circumstances described above.

     LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Pride will, and will permit any Subsidiary to, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction only if:

     o the proceeds from the Sale and Lease-Back Transaction are at least equal to the Fair Market Value of the Property being transferred and

     o Pride or the Subsidiary would have been permitted to enter into the transaction under the covenants described under the caption "-- Limitation on Indebtedness" and under the captions "-- Limitation on Subsidiary Indebtedness and Preferred Stock" and "-- Limitation on Liens"

     LIMITATION ON LIENS. Pride will not, and will not permit any Subsidiary to, create, affirm, incur, assume or suffer to exist any Liens on or with respect to any Property of Pride or that Subsidiary or any interest in that Property or any income or profits from that Property, without effectively securing the notes equally and ratably with (or prior to) the Indebtedness so secured. This restriction will not apply to Permitted Liens.

     LIMITATION ON NON-GUARANTOR SUBSIDIARIES. Pride will permit any Subsidiary that is not a subsidiary guarantor to guarantee the payment of any of Indebtedness of Pride only if:

     (1)  both

     o such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a subsidiary guarantee of the notes by such Subsidiary and

     o with respect to any guarantee of Subordinated Indebtedness by a Subsidiary, any such guarantee will be subordinated to that Subsidiary's guarantee of the notes at least to the same extent as such Subordinated Indebtedness is subordinated to the notes

     (2) such Subsidiary waives, and agrees not in any manner whatsoever to exercise any right or claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Pride or any other Subsidiary as a result of any payment by such Subsidiary under its subsidiary guarantee of the notes until such time as the obligations guaranteed thereby are paid in full and

     (3) such Subsidiary delivers to the trustee an opinion of independent legal counsel to the effect that such subsidiary guarantee of the notes has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of the Subsidiary, except insofar as enforcement may be:

     o limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers) and

     o    subject to general principles of equity

This covenant will not, however, apply to any guarantee of any Subsidiary that either:

     o    existed at the time such person became a Subsidiary of Pride and

     o was not incurred in connection with, or in contemplation of, that person becoming a Subsidiary of Pride

     In addition, a pledge of assets to secure any Indebtedness for which the pledgor is not otherwise liable will not be considered a guarantee.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Pride will consolidate with or merge into any other entity (other than a merger of a Subsidiary into Pride in which Pride is the continuing entity), or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Property and assets of Pride and its Subsidiaries, taken as a whole, to any person, only if:

     (1)  either

     o    Pride is the continuing entity or

     o the resulting entity is organized under the laws of the United States of America or any State thereof or the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands, France, the Netherlands, or the Netherlands Antilles (collectively, the "Permitted Countries") and assumes by a supplemental indenture the due and punctual payments on the notes and the performance of Pride's covenants and obligations under the indenture

     (2) immediately after giving effect to the transaction on a pro forma basis (including any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction):

          o no default or event of default under the indenture has occurred and is continuing or would result from the transaction and

          o Pride or the resulting entity will have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Pride immediately prior to the transaction

     (3) immediately after giving effect to the transaction on a pro forma basis as if the transaction had occurred on the first day of the Determination Period, Pride or the resulting entity would be permitted to incur $1.00 of additional Indebtedness under the tests described in the first sentence under the caption " -- Restrictive
          Covenants -- Limitation on Indebtedness" and

     (4) in the event that Pride or the resulting entity is organized in a jurisdiction other than the United States that is different from the jurisdiction in which the obligor on the notes was organized immediately before giving effect to the transaction:

          o such continuing entity delivers to the trustee under the indenture an opinion of counsel stating that (i) the obligations of the continuing entity under the indenture are enforceable under the laws of the new jurisdiction of its formation subject to customary exceptions and (ii) the holders of notes will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such transaction had not occurred

          o the continuing entity agrees in writing to submit to jurisdiction and appoints an agent for the service of process, each under terms substantially similar to the terms contained in the Indenture with respect to Pride

          o the continuing entity agrees in writing to pay "additional amounts" as provided under the indenture with respect to Pride, except that such "additional amounts" shall relate to any withholding tax whatsoever regardless of any change of law subject to exceptions substantially similar to those contained in the indenture and

          o the board of directors of the continuing entity determines in good faith that such transaction will have no material adverse effect on any holder of the notes and a board resolution to that effect is delivered to the trustee

     The provision with respect to Consolidated Net Worth described in clause
(2) above and the provision described in clause (3) above will not apply to any merger or consolidation into or with, or any transfer of all or substantially all of the Property and assets of Pride and its Subsidiaries taken as a whole into, Pride or a Wholly Owned Subsidiary.

     In connection with any consolidation, merger, asset transfer or other transaction contemplated by this restriction, Pride will deliver or cause to be delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, asset transfer or transaction and the supplemental indenture in respect thereto comply with the provisions of the indenture and that all conditions precedent in the Indenture relating to such transactions have been complied with.

     Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise every right and power of Pride under the indenture and the notes with the same effect as if the resulting entity had been named as Pride in the indenture. When the resulting entity assumes all the obligations and covenants of Pride under the indenture and the notes, except in the case of a lease, the Pride will be relieved of all such obligations.

EVENTS OF DEFAULT

     In addition to the Events of Default described in the accompanying prospectus, each of the following is an "event of default" with respect to the notes under the indenture:

     (a) our failure to comply with any of our covenants or agreements contained in " -- Consolidation, Merger or Sale of Assets" or our failure to make a Change of Control Offer or an Asset Sale Offer in accordance with " -- Change of Control" and " -- Restrictive Covenants -- Limitation on Asset Sales"

     (b) the failure in the performance or breach of any covenant or agreement by Pride or any subsidiary guarantor contained in the notes, any subsidiary guarantee of the notes or the indenture (other than a covenant or agreement a default in performance or breach of which is specifically dealt with) for 30 days after written notice has been mailed to Pride or such subsidiary guarantor by the trustee or to Pride and the trustee by the holders of at least 25% of the aggregate principal amount of the outstanding notes

     (c) the failure by Pride or any Subsidiary to pay its Indebtedness (other than Non-Recourse Indebtedness or Limited Recourse Indebtedness) when due within the applicable grace period or the acceleration of such Indebtedness by the holders thereof and, in either case, the aggregate principal amount of the due and unpaid or accelerated Indebtedness exceeds $10 million

     (d) the entry by a court of competent jurisdiction of one or more judgments or orders against Pride or any Subsidiary in an uninsured or unindemnified aggregate amount in excess of $10 million that remain undischarged or unsatisfied for 30 consecutive days after the right to appeal them has expired

     (e) any subsidiary guarantee for any reason ceases to be, or is asserted by Pride or any subsidiary guarantor, as applicable, not to be, in full force and effect (except pursuant to the release of any such subsidiary guarantee in accordance with the indenture) and

     (f) bankruptcy, insolvency or reorganization events involving any Subsidiary that constitutes a Significant Subsidiary

AMENDMENT, SUPPLEMENT AND WAIVER

     We, the subsidiary guarantors and the trustee may enter into one or more indentures supplemental to the indenture without notice to or consent of any holder of the notes:

     o to evidence the assumption by a successor of our covenants under the indenture and the notes

     o to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us by the indenture

     o    to add events of default

     o to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986 (the "Code"), or in a manner such that the uncertificated notes are described in Section 163(f)(2)(b) of the
          Code)

     o to change or eliminate any provision of the indenture effective only when there is not outstanding any note created prior to the execution of such supplemental indenture entitled to the benefit of such provision

     o to comply with any requirement of the SEC in connection with qualifying the Indenture under the Trust Indenture Act

     o    to secure the notes

     o to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture or to add any other provisions with respect to matters or questions arising under the indenture if such action will not adversely affect the interests of the holders of the notes in any material respect or

     o to add guarantees with respect to the notes or release any guarantor pursuant to the terms of the indenture

     We, the subsidiary guarantors and the trustee may enter into one or more indentures supplemental to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders. Without the consent of the holder of each outstanding note, however, no supplemental indenture may:

     o change the stated maturity of the principal of, or any installment of interest on, any note

     o reduce the principal amount of, any premium on or interest on any note that would be due and payable upon maturity or the acceleration of maturity

     o change the place of payment where, or the coin or currency in which, any note or interest thereon is payable

     o impair the right of any holder of notes to receive payment of principal and interest on or after the due dates therefor or to institute suit for the enforcement of any payment on or after the stated maturity of the note

     o release any security interest that may have been granted in favor of holders of notes other than pursuant to the terms of such security interest

     o reduce the percentage in principal amount of the outstanding notes whose holders must consent to any supplemental indenture or waiver

     o modify our obligations to make a Change of Control Offer (including reducing the premium payable thereon) or Asset Sale Offer

     o subordinate in right of payment, or otherwise subordinate, the notes or any Subsidiary Guaranty to any other Indebtedness or

     o modify this provision for modification, except to increase any percentage described above

     The holders of a majority in principal amount of the outstanding notes may on behalf of the holders of all the notes waive any past default under the indenture and its consequences. Those holders may not, however, waive any default in any payment on any note or in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note affected.

DEFEASANCE

     When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or U.S. Government Obligations sufficient to make payments on the notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

     o we and the subsidiary guarantors will be discharged from our and their obligations with respect to the notes and the subsidiary guarantees ("legal defeasance") or

     o we and the subsidiary guarantors will no longer have any obligation to comply with the restrictive covenants under the indenture, the related events of default will no longer apply, but the other obligations under the indenture and the notes, including the obligation to make payments on the notes, will survive ("covenant defeasance")

     If we elect legal defeasance, the holders of the notes will not be entitled to the benefits of the indenture, except for our obligations relating to:

     o    registration of transfer or exchange of notes

     o    replacement of stolen, lost or mutilated notes

     o    maintenance of paying agencies and

     o    holding of monies for payment in trust

     Holders of notes would be entitled to look only to the trust fund for payments on their notes until maturity.

     We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance and discharge, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

GLOSSARY

     "ADJUSTED NET ASSETS" of a subsidiary guarantor at any date means the amount by which the fair value of the properties and assets of such subsidiary guarantor exceeds the total amount of liabilities, including contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its subsidiary guarantee, of such subsidiary guarantor at such date.

     "AFFILIATE" of any specified person means another person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that person, whether through the ownership of voting securities, by agreement or otherwise. Beneficial ownership of 10% or more of the voting securities of a person will, however, be deemed to be control.

     "ASSET SALE" means any direct or indirect sale, conveyance, transfer, lease or other disposition (including any disposition by means of a merger, consolidation or similar transaction) by Pride or any Subsidiary to any person other than Pride or a Wholly Owned Subsidiary, in one transaction or a series of related transactions, of

     (1) any Capital Stock of any Subsidiary, except for directors' qualifying shares or certain minority interests sold to other persons solely due to local law requirements that there be more than one stockholder, but which are not in excess of what is required for such purpose, or

     (2)  any other Property of Pride or any Subsidiary other than:

        (A) sales of drill-string components or obsolete or worn out equipment in the ordinary course of business or other assets that, in Pride's reasonable judgment, are no longer used or useful in the conduct of the business of Pride and its Subsidiaries

        (B) any drilling contract, charter (bareboat or otherwise) or other lease of Property entered into by Pride or any Subsidiary in the ordinary course of business, other than any Bargain Purchase Contract

        (C) a Permitted Investment or Restricted Payment permitted under "-- Restrictive Covenants -- Limitation on Restricted Payments"

        (D)  a Change of Control

        (E) a consolidation, merger or the disposition of all or substantially all of the assets of Pride in compliance with the provision of the indenture described in "-- Consolidation, Merger and Sale of Assets"

        (F) any trade or exchange by Pride or any Subsidiary of one or more drilling rigs or other vessels or equipment for one or more other Replacement Assets owned or held by another person, if:

               o the Fair Value of the Property traded or exchanged by Pride or such Subsidiary (including cash or cash equivalents to be delivered by Pride or such Subsidiary) is reasonably equivalent to the fair value of the asset (together with cash or cash equivalents to be received by Pride or such Subsidiary) acquired, as determined by written appraisal by a nationally (or industry) recognized investment banking firm or appraisal firm and

               o such exchange is approved by a majority of Pride's disinterested directors and

        (G)  any transfers that, but for this clause (G), would be Asset
             Sales, if:

               o Pride elects to designate such transfers as not constituting Asset Sales and

               o after giving effect to such transfers, the aggregate Fair Market Value of the Property transferred in such transaction or any such series of related transactions so designated does not exceed $1,000,000

An Asset Sale includes dispositions by way of merger or consolidation or by means of a Sale and Lease-Back Transaction other than a Sale and Lease-Back Transaction that results in the creation or incurrence of:

     o    a Capital Lease Obligation of Pride or any Subsidiary or

     o a lease of newly acquired, improved, upgraded or constructed assets, which lease is treated as an operating lease in accordance with GAAP and entered into within 180 days of the later of commencement of commercial operations of such assets and completion of such acquisition, improvement, upgrade or construction

An Asset Sale also includes the requisition of title to, seizure of or forfeiture of any Property or assets, or any actual or constructive total loss or an agreed or compromised total loss of any Property or assets.

     "ATTRIBUTABLE INDEBTEDNESS" in respect of a Sale and Lease-Back
Transaction means (1) if the Sale and Lease-Back Transaction is a Capital Lease Obligation, the amount of Indebtedness represented thereby according to the definition of "Capital Lease Obligation" and (2) in all other instances, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease (or to the first date on which the lessee is permitted to terminate such lease without the payment of a penalty) included in the applicable Sale and Lease-Back Transaction, including any extension periods.

     "AVERAGE LIFE" means, as of any date, the quotient obtained by dividing:

     (1)  the sum of the products of

     o the number of years from such date to the date of each scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of the applicable debt security or preferred stock multiplied in each case by

     o    the amount of such principal payment by

     (2)  the sum of all such principal payments

     "BARGAIN PURCHASE CONTRACT" means a drilling contract, charter (bareboat or otherwise) or lease that provides for acquisition of Property by the other party to the agreement during or at the end of its term for less than Fair Market Value of the Property at the time such right to acquire the Property is granted.

     "CAPITAL LEASE OBLIGATION" means, at any time as to any person with respect to any Property leased by that person as lessee, the amount of the liability with respect to the lease that would be required at such time to be capitalized and accounted for as a capital lease on the balance sheet of such person prepared in accordance with GAAP. For purposes of "-- Certain Covenants -- Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

     "CAPITAL STOCK" in any entity means any and all shares, interests, partnership interests, participations or other equivalents in the equity interest (however designated) in such entity and any rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such entity.

     "CASH PROCEEDS" means, with respect to any Asset Sale by any person, the aggregate consideration received for such Asset Sale by such person in the form of cash or cash equivalents (including any amounts of insurance or other proceeds received in connection with an Asset Sale of the type described in the last sentence of the definition of Asset Sale), including payments for deferred payment obligations when received in the form of cash or cash equivalents (except to the extent that such obligations are financed or sold with recourse to such person or any subsidiary thereof). For purposes of this definition, "cash or cash equivalents" are deemed to include, for a period not to exceed
12 months from the related Asset Sale, noncash consideration received with respect to an Asset Sale to the extent that such noncash consideration consists of:

     (1) publicly traded debt securities rated as "BBB-" or higher by Standard & Poor's Ratings Service and "Baa3" or higher by Moody's Investors Service, Inc. or

     (2)  other Indebtedness of a person if:

          o the lowest rated long-term, unsecured debt obligation issued by such person is rated "BBB-" or higher by S&P and "Baa3" or higher by Moody's or

          o in the case of other Indebtedness, the payment of such other Indebtedness is secured by an irrevocable letter of credit issued by a commercial bank having capital and surplus in excess of $100 million and long-term unsecured debt obligations rated at least "A-" by S&P and "A3" by Moody's

     "CHANGE OF CONTROL" means:

     (1) a determination by Pride that any person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) has become the direct or indirect beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the Voting Stock of Pride

     (2) Pride is merged with or into or consolidated with another corporation and, immediately after giving effect to the merger or consolidation, less than 50% of the outstanding voting securities entitled to vote generally in the election of directors or persons who serve similar functions of the surviving or resulting entity are then beneficially owned (within the meaning of Rule 13d-3 of the Exchange Act) in the aggregate by:

          o the stockholders of Pride immediately prior to such merger or consolidation or

          o if the record date has been set to determine the stockholders of Pride entitled to vote on such merger or consolidation, the stockholders of Pride as of such record date

     (3) Pride, either individually or in conjunction with one or more Subsidiaries, sells, conveys, transfers or leases, or the Subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of Pride and the Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Subsidiaries, to any person or entity (other than a Wholly Owned Subsidiary or a newly formed entity having substantially the same shareholders, directly or indirectly, as Pride with holdings in substantially the same proportion as such shareholders' holdings in Pride)

     (4)  the liquidation or dissolution of Pride or

     (5) the first day on which a majority of the individuals who constitute the Board of Directors are not Continuing Directors

     "CONSOLIDATED CURRENT LIABILITIES" of any entity means, as of any date, the total liabilities (including tax and other proper accruals) of such entity and its subsidiaries (other than Non-Recourse Subsidiaries) on a consolidated basis at such date which may properly be classified as current liabilities in accordance with GAAP, after eliminating (1) all intercompany items between such entity and its subsidiaries or between subsidiaries and (2) all current maturities of long-term Indebtedness.

     "CONSOLIDATED INTEREST COVERAGE RATIO" means, as of the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio, the ratio of:

     (1) the aggregate amount of EBITDA of Pride for the latest four fiscal quarters for which financial information is available immediately prior to the applicable transaction date (the "Determination Period") to

     (2) the aggregate Consolidated Interest Expense of Pride that is anticipated to accrue during a period consisting of the fiscal quarter in which the transaction date occurs and the three subsequent fiscal quarters (based upon the pro forma amount and maturity of, and interest payments on, Indebtedness of Pride and its consolidated Subsidiaries expected by Pride to be outstanding on the transaction date and reasonably anticipated by Pride to be outstanding from time to time during such period), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the transaction date and base interest rates on floating interest rate obligations equal to the base interest rates on such obligations in effect as of the transaction date

This calculation is subject to the following qualifications:

     o if Pride or any of its consolidated Subsidiaries is a party to any Interest Swap Obligation that would have the effect of changing the interest rate on any Indebtedness of Pride or any of its consolidated Subsidiaries for such four-quarter period (or a portion thereof), the resulting rate will be used for such four-quarter period or portion thereof

     o any Consolidated Interest Expense of Pride with respect to Indebtedness incurred or retired by Pride or any of its Subsidiaries during the fiscal quarter in which the transaction date occurs will be calculated as if such Indebtedness was so incurred or retired on the first day of the fiscal quarter in which the transaction date occurs

     o if the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio would have the effect of increasing or decreasing EBITDA in the future and if such increase or decrease is readily quantifiable and is directly attributable to such transaction, EBITDA will be calculated on a pro forma basis as if the transaction had occurred on the first day of the four fiscal quarters referred to in clause (1) of this definition, and if, during the same four fiscal quarters:

          o Pride or any of its consolidated Subsidiaries engage in any Asset Sale, EBITDA for such period will be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets that are the subject of the Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period or

          o Pride or any of its consolidated Subsidiaries acquires any material assets other than in the ordinary course of business, EBITDA and Consolidated Interest Expense (if Indebtedness is incurred or assumed in connection with such acquisition) will be calculated on a pro forma basis as if such acquisition and related financing had occurred on the first day of the period

     "CONSOLIDATED INTEREST EXPENSE" means, with respect to any person for any period, without duplication, the sum of:

     (1) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such person and its subsidiaries (other than Non-Recourse Subsidiaries) for such period as determined on a consolidated basis in accordance with GAAP for Indebtedness, including, without limitation:

          o    any amortization of debt discount

          o net costs associated with Interest Swap Obligations (including any amortization of discounts)

          o    the interest portion of any deferred payment obligation

          o    all accrued interest and

          o all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers acceptances or similar facilities paid or accrued, or scheduled to be paid or accrued, during such period other than for Non-Recourse Indebtedness

     (2) dividends on preferred stock of such person (and preferred stock of its subsidiaries (other than Non-Recourse Subsidiaries) if paid to a person other than such person or its subsidiaries) declared and payable in cash

     (3) the portion of any rental obligation of such person or its subsidiaries (other than Non-Recourse Subsidiaries) for any Capital Lease Obligation allocable to interest expense in accordance with GAAP

     (4) the portion of any rental obligation of such person or its subsidiaries (other than Non-Recourse Subsidiaries) in respect of any Sale and Lease-Back Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation) and

     (5) to the extent any debt of any other person is guaranteed by such person or any of its subsidiaries (other than Non-Recourse Subsidiaries), the aggregate amount of interest paid, accrued or scheduled to be paid or accrued, by such other person during such period attributable to any such debt

We will exclude from the calculation of Consolidated Interest Expense, to the extent included above, amortization or writeoff of deferred financing costs of such person and its subsidiaries during such period and any charge related or any premium or penalty paid in connection with redeeming or retiring any Indebtedness of such person and its subsidiaries prior to its stated maturity. In each case, we will calculate Consolidated Interest Expense after elimination of intercompany accounts among such person and its subsidiaries and as determined in accordance with GAAP.

     "CONSOLIDATED NET INCOME" of any person means, for any period, the aggregate net income (or net loss, as the case may be) of such person and its subsidiaries for such period on a consolidated basis, determined in accordance with GAAP. We will exclude from the calculation the following, without duplication:

     (1) any net income of any Non-Recourse Subsidiary, except that Pride's or any Subsidiary's equity in the net income of such Non-Recourse Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or cash equivalents actually distributed by such Non-Recourse Subsidiary during such period to Pride or such subsidiary as a dividend or other distribution

     (2)  gains and losses from Asset Sales or reserves relating thereto

     (3) items classified as extraordinary (other than the tax benefit, if any, of the utilization of net operating loss carryforwards or alternative minimum tax credits)

     (4) in the case of any computation of Consolidated Net Income for purposes of determining compliance with the covenants described under the caption "-- Restrictive Covenants -- Limitation on Restricted Payments," the net income of any person acquired by such specified person (other than a Non-Recourse Subsidiary) or any of its subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition

     (5) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan

     (6) the net income of any subsidiary of such specified person to the extent that the transfer to that person of that income is not at the time permitted, directly or indirectly, by any means (including by dividend, distribution, advance or loan or otherwise), by operation of the terms of its charter or any agreement with a person other than with such specified person, instrument held by a person other than by such specified person, judgment, decree, order, statute, law, rule or governmental regulations applicable to such subsidiary or its stockholders, except for any dividends or distributions actually paid during such period by such subsidiary to such person

     (7)  the cumulative effect of changes in accounting principles and

     (8) non-cash compensation expense for management stock options and other incentive or benefit plans

     "CONSOLIDATED NET TANGIBLE ASSETS" of any person means, as of any date, Consolidated Tangible Assets of such person at such date, after deducting (without duplication of deductions) all Consolidated Current Liabilities of such person at such date.

     "CONSOLIDATED NET WORTH" of any person means, as of any date, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such person and its subsidiaries on a consolidated basis at such date, each item determined in accordance with GAAP, less amounts attributable to Redeemable Stock of such person or any of its subsidiaries.

     "CONSOLIDATED TANGIBLE ASSETS" of any person means, as of any date, the consolidated assets of such person and its Subsidiaries at such date, after eliminating intercompany items and after deducting

     (1) the net book value of all assets that would be classified as intangibles under GAAP (including, without limitation, goodwill, organizational expenses, trademarks, trade names, copyrights, patents, licenses and any rights in any thereof) and

     (2) any prepaid expenses, deferred charges and unamortized debt discount and expense, each such item determined in accordance with GAAP

     "CONTINUING DIRECTOR" means an individual who is a member of the Board of Directors of Pride and either:

     (1) who was a member of the Board of Directors on the issue date of the Offered Notes or

     (2) whose nomination for election or election to the Board of Directors was approved by vote of at least 66 2/3% of the directors then still in office who were either directors on the issue date of the Offered Notes or whose election or nomination for election was previously so approved

     "CURRENCY HEDGE OBLIGATIONS" means, at any time as to any person, the obligations of such person at such time incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or future contract or other similar agreement or arrangement designed to protect against or manage such person's or any of its subsidiaries' exposure to fluctuations in foreign currency exchange rates.

     "DETERMINATION PERIOD" has the meaning specified under clause (1) of the definition of "Consolidated Interest Coverage Ratio."

     "EBITDA" means, with respect to any person for any period, the Consolidated Net Income of such person, for such period, plus to the extent reflected in the income statement of such person for such period from which Consolidated Net Income is determined, without duplication:

     (1)  Consolidated Interest Expense

     (2)  income tax expense

     (3)  depreciation expense

     (4)  amortization expense

     (5)  any other non-cash charges

     "FAIR MARKET VALUE" means the fair market value as determined in good faith by the Board of Directors of Pride.

     "FAIR VALUE" means the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     "FUNDED INDEBTEDNESS" means all Indebtedness incurred under any revolving credit, letter of credit or working capital facility that matures by its terms, or that is renewable at the option of any obligor to a date more than, one year after the date on which such Indebtedness is originally incurred.

     "GAAP" means United States generally accepted accounting principles, consistently applied, as set forth in the opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be designated by the AICPA, that are applicable to the circumstances as of the date of determination. All calculations made for purposes of determining compliance with the provisions set forth in "Consolidation, Merger and Sale of Assets" and with the terms of the covenants set forth in "Restrictive Covenants" will, however, use GAAP in effect at the issue date of the Offered Notes.

     "INDEBTEDNESS" as applied to any person means, at any time, without duplication:

      (1) any obligation of such person, contingent or otherwise, for borrowed money

      (2) any obligation of such person evidenced by bonds, debentures, notes or other similar instruments

      (3) any obligation of such person for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities incurred in respect of Property and services purchased in the ordinary course of business

      (4) any obligation of such person upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business)

      (5) any obligation of such person under conditional sale or other title retention agreements relating to purchased Property (other than accounts payable incurred in the ordinary course of business)

      (6) any obligation of such person issued or assumed as the deferred purchase price of Property (other than accounts payable incurred in the ordinary course of business)

      (7)  any Capital Lease Obligation

      (8) any obligation of any other person secured by (or for which the obligee thereof has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired, whether or not any obligation secured thereby has been assumed, by such person, the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured

      (9) any obligation of such person in respect of any letter of credit supporting any obligation of any other person

     (10) the maximum fixed repurchase price of any Redeemable Stock of such person (or if such person is a subsidiary, any preferred stock of such person)

     (11) any Interest Swap Obligation or Currency Hedge Obligation of such person and

     (12) any obligation that is in economic effect a guarantee, regardless of its characterization (other than an endorsement in the ordinary course of business or any performance guarantee), with respect to any Indebtedness of another person, to the extent guaranteed

For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock or subsidiary preferred stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Redeemable Stock or subsidiary preferred stock as if such Redeemable Stock or subsidiary preferred stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the indenture. If, however, such Redeemable Stock or subsidiary preferred stock is not then permitted to be repurchased, the repurchase price will be the book value of such Redeemable Stock or subsidiary preferred stock. The amount of Indebtedness of any person at any date will be:

     (1) the outstanding book value at such date of all unconditional obligations as described above and

     (2)  the maximum liability of any such contingent obligation at such date

     "INTEREST SWAP OBLIGATIONS" means the obligation pursuant to any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in interest rates.

     "INVESTMENT" means, with respect to any person, any investment in another person, whether by means of:

     o    a share purchase

     o    a capital contribution

     o    a loan

     o an advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures or prepayments or deposits in the ordinary course of business) or similar credit extension constituting Indebtedness of such other person or

     o    any guarantee of Indebtedness of any other person

The term "Investment" will not, however, include any transaction involving the purchase or other acquisition (including by way of merger) of Property (including Capital Stock) by Pride or any Subsidiary in exchange for Capital Stock (other than Redeemable Stock) of Pride. The amount of any person's Investment will be the original cost of such Investment to such person, PLUS the cost of all additions thereto paid by such person, MINUS the amount of any portion of such Investment repaid to such person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or writeups, writedowns or writeoffs with respect to such Investment in determining the amount of any investment involving a transfer of any Property other than cash, such Property to be valued at its Fair Value at the time of such transfer as determined in good faith by the board of directors (or comparable body) of the person making such transfer.

     "LIEN" means:

     o  any mortgage

     o  pledge

     o  hypothecation

     o  charge

     o  assignment

     o  deposit arrangement

     o  encumbrance

     o  security interest

     o  lien (statutory or other) or

     o preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever

The definition of "Lien" includes any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the above.

     "LIMITED RECOURSE INDEBTEDNESS" means

     (1) Indebtedness with respect to the two drilling/workover barge rigs owned by Pride's Venezuelan Subsidiary as in effect on the issue date of the Offered Notes (the "Venezuelan Barge Financing")

     (2) Indebtedness with respect to two drillships owned by certain Non-Recourse Subsidiaries as in effect on the issue date of the Offered Notes (the "Angola/Africa Drillship Financing") and

     (3) Indebtedness incurred to finance the purchase, acquisition, renovation or construction of capital assets and related items (including interest added to principal), or refinancings thereof,

          o for which the recourse of the holder of such Indebtedness is effectively limited to such capital assets and related items or

          o in which the recourse and security are similar to (or more favorable to Pride and its Subsidiaries than) the Venezuelan Barge Financing or the Angola/Africa Drillship Financing

     "NET AVAILABLE PROCEEDS" means

     (1) as to any Asset Sale (other than a Bargain Purchase Contract), the Cash Proceeds from that sale, net of:

          o all legal and title expenses, commissions and other fees and expenses incurred

          o    all taxes payable as a consequence of such Asset Sale

          o all payments made to any person other than Pride or a Subsidiary on any Indebtedness secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale

          o with respect to any Asset Sale by a Subsidiary, the equity interest in such Cash Proceeds of any holder of Capital Stock of such Subsidiary (other than Pride or any other Subsidiary) and

          o appropriate amounts to be provided by Pride or any Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by Pride or any Subsidiary, as the case may be, after such Asset

               Sale including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale

     (2)  as to any Bargain Purchase Contract, an amount equal to:

          o that portion of the rental or other payment stream arising under a Bargain Purchase Contract that represents an amount in excess of the Fair Market Value of the rental or other payments with respect to the pertinent Property or other asset and

          o the Cash Proceeds from the sale of such Property or other asset, net of the amounts set forth in clause (1) above, in each case as and when received

     "NON-RECOURSE INDEBTEDNESS" means Indebtedness or that portion of Indebtedness of a Non-Recourse Subsidiary as to which:

     (1)  neither Pride nor any Subsidiary

          o provides credit support constituting Indebtedness of Pride or any Subsidiary (other than Indebtedness permitted to be incurred under the definition of Non-Recourse Subsidiary) or

          o    is directly or indirectly liable for such Indebtedness and

     (2) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary) would permit any holder of any other Indebtedness of Pride or its Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity

     "NON-RECOURSE SUBSIDIARY" means:

          o any subsidiary of Pride that at the time of determination will be designated a Non-Recourse Subsidiary by the Board of Directors of Pride as provided below and

          o    any subsidiary of a Non-Recourse Subsidiary

The Board of Directors of Pride may designate any subsidiary of Pride as a Non-Recourse Subsidiary so long as:

     (1) neither Pride nor any Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary, subject to the proviso described below

     (2) no default with respect to any Indebtedness of such Subsidiary would permit any holder of any other Indebtedness of Pride or any Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity

     (3) neither Pride nor any Subsidiary has made an Investment in such Subsidiary unless such Investment was made pursuant to, and in accordance with, the "Limitation on Restricted Payments" covenant (other than Investments of the type described in clause (1) of the definition of "Permitted Investments") and

     (4) such designation does not result in the creation or imposition of any Lien on any Property of Pride or any Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which is in compliance with the "Limitation on Liens" covenant)

With respect to clause (1), however, Pride or a Subsidiary may be liable for Indebtedness of a Non-Recourse Subsidiary if:

     o such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, in each case at the time of incurrence, or

     o the liability would be a Permitted Investment at the time of designation of such Subsidiary as a Non-Recourse Subsidiary

The Board of Directors of Pride may designate any Non-Recourse Subsidiary as a Subsidiary if, immediately after giving effect to such designation:

     o    no default or event of default has occurred and is continuing

     o Pride could incur $1.00 of additional Indebtedness (not including the incurrence of Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness" covenant and

     o if any Property of Pride or any of its Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien is in compliance with the "Limitation on Liens" covenant

     "PERMITTED INDEBTEDNESS" means

      (1)  Indebtedness of Pride under the Offered Notes

      (2) Indebtedness (and any guarantee or pledge) under one or more bank facilities, as amended, extended, replaced or refunded from time to time, in an aggregate principal amount at any one time outstanding not to exceed the greater of

          o    $100 million and

          o an amount equal to 10% of Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (plus interest and fees under such facilities), less any amounts derived from Asset Sales and applied to the permanent reduction of Indebtedness thereunder (and a permanent reduction of the related commitment to lend thereunder) as contemplated by the "Limitation on Asset Sales" covenant

      (3) Indebtedness of Pride or any Subsidiary under Interest Swap Obligations if:

          o such Interest Swap Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Restrictive Covenants -- Limitation on Indebtedness" and

          o the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligations relate

      (4) Indebtedness of Pride or any Subsidiary under Currency Hedge Obligations if

          o such Currency Hedge Obligations are related to payment obligations on Indebtedness otherwise permitted under the covenants described in "-- Restrictive Covenants -- Limitation on Indebtedness" or to the foreign currency cash flows reasonably expected to be generated by Pride and the Subsidiaries and

          o the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of the Indebtedness and the amount of the foreign currency cash flows to which such Currency Hedge Obligations relate

      (5) Indebtedness of Pride or any Subsidiary outstanding on the issue date of the Offered Notes

      (6) any subsidiary guarantees of the notes or of Pride's 9 3/8% Senior Notes due 2007 (if required by the indenture governing such notes), and any assumption of the obligations guaranteed thereby

      (7) Indebtedness of Pride or any Subsidiary for bid performance bonds, surety bonds, appeal bonds and letters of credit or similar arrangement issued for the account of Pride or any Subsidiary, in each case in the ordinary course of business

      (8) Indebtedness of Pride to any Wholly Owned Subsidiary, but only so long as it remains a Wholly Owned Subsidiary

      (9) Indebtedness of any Subsidiary to Pride or any Wholly Owned Subsidiary, but only so long as it remains a Wholly Owned Subsidiary

     (10) Indebtedness of Pride in connection with a purchase of the notes pursuant to a Change of Control Offer if:

          o the aggregate principal amount of such Indebtedness does not exceed 101% of the aggregate principal amount of the notes purchased pursuant to such Change of Control Offer plus the related expenses of such purchase and

          o such Indebtedness has an Average Life equal to or greater than the remaining Average Life of the notes and does not mature prior to one year following the stated maturity of the notes

     (11) Permitted Refinancing Indebtedness incurred with respect to debt incurred pursuant to clause (1), (2), (5), (6) or (10) above and

     (12) Permitted Subsidiary Refinancing Indebtedness incurred with respect to Indebtedness incurred pursuant to clause (1), (2), (5), (6) or
           (10) above

To avoid duplication in determining the amount of Permitted Indebtedness under any clause of this definition, guarantees of, or obligations for letters of credit supporting, Indebtedness otherwise included in the determination of such amount will not also be included.

     "PERMITTED INVESTMENTS" means

      (1) certificates of deposit, bankers acceptances, time deposits, Eurocurrency deposits and similar types of Investments routinely offered by commercial banks with final maturities of one year or less issued by commercial banks having capital and surplus in excess of $100 million

      (2) commercial paper issued by any corporation, if such commercial paper has credit ratings of at least "A-l" by S&P and at least "P-1" by Moody's

      (3)  U.S. Government Obligations with a maturity of four years or less

      (4) repurchase obligations for instruments of the type described in clause (3)

      (5) shares of money market mutual or similar funds having assets in excess of $100 million

      (6)  payroll advances in the ordinary course of business

      (7) other advances and loans to officers and employees of Pride or any Subsidiary, so long as the aggregate principal amount of such advances and loans does not exceed $500,000 at any one time outstanding

      (8) Investments represented by that portion of the proceeds from Asset Sales that is:

          o    not Cash Proceeds or

          o deemed to be Cash Proceeds pursuant to the second sentence of the definition of Cash Proceeds

      (9) Investments made by Pride in its Subsidiaries (or any person that will be a Subsidiary as a result of such Investment) or by a Subsidiary in Pride or in one or more Subsidiaries (or any person that will be a Subsidiary as a result of such Investment) and

     (10) Investments in stock, obligations or securities received in settlement of debts owing to Pride or any Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of Pride or any Subsidiary, in each case as to debt owing to Pride or any Subsidiary that arose in the ordinary course of business of Pride or any such Subsidiary; for these purposes, any stocks, obligations or securities received in settlement of debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or upon foreclosure, perfection or enforcement of any Lien) that are, within 30 days of receipt, converted into cash or cash equivalents will be treated as having been cash or cash equivalents at the time received

     "PERMITTED LIENS" means

      (1)  Liens in existence on the issue date of the Offered Notes

      (2)  Liens created for the benefit of the notes

      (3) Liens on Property of a person existing at the time such person is merged or consolidated with or into Pride or a Subsidiary (and not incurred as a result of, or in anticipation of, such transaction), if such Lien relates solely to such Property and the proceeds thereof and accessories and upgrades thereto

      (4) Liens on Property existing at the time of the acquisition thereof (and not incurred as a result of, or in anticipation of, such transaction), if such Liens relate solely to such Property and the proceeds thereof and accessories and upgrades thereto

      (5) Liens incurred or pledges and deposits made in connection with worker's compensation, unemployment insurance and other social security benefits, statutory obligations, bid, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business

      (6) Liens imposed by law or arising by operation of law and incurred in the ordinary course of business

      (7) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of property and defects, irregularities and deficiencies in title to property that do not, individually or in the aggregate, materially affect the ability of Pride and its Subsidiaries, taken as a whole, to conduct the business presently conducted

      (8) Liens for taxes or assessments or other governmental charges or levies not yet due and payable, or the validity of which is being contested by Pride or a Subsidiary in good faith appropriate proceedings upon stay of execution or the enforcement thereof and for which adequate reserves in accordance with GAAP or other appropriate provision has been made

      (9) Liens to secure Indebtedness incurred for the purpose of financing all or a part of the purchase price or construction cost of Property (including the cost of upgrading or refurbishing rigs or drillships) acquired or constructed after the issue date of the Offered Notes, if:

          o the principal amount of Indebtedness secured by such Liens does not exceed 100% of the lesser of cost or Fair Market Value of the Property so acquired, upgraded or constructed plus transaction costs related thereto

          o such Liens do not encumber any other Property of Pride or any Subsidiary (other than the proceeds thereof and improvements, accessions and upgrades thereto) and

          o such Liens attach to such Property within 180 days of the later of commencement of commercial operations of such assets and completion of the construction, acquisition, upgrade or improvement of such Property

     (10) Liens securing Capital Lease Obligations and other obligations, if such Liens secure Capital Lease Obligations and other obligations that do not exceed 10% of Pride's Consolidated Net Tangible Assets when combined with

          o the outstanding secured Indebtedness of Pride and its Subsidiaries (other than Indebtedness secured by Liens described under clauses (2) and (9) of this definition) and

          o the aggregate amount of all other Capital Lease Obligations and other obligations of Pride and Subsidiaries

     (11) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (1), (2), (3), (4) and (9) if such Liens do not extend to any other Property of Pride or any Subsidiary (other than the proceeds thereof and accessions and upgrades thereto) and the principal amount of the Indebtedness secured by such Liens is not increased

     (12) any charter or lease of drilling rigs in the ordinary of course of business

     (13) leases or subleases of property to other persons in the ordinary course of business

     (14)  Liens securing Non-Recourse Indebtedness

     (15) Liens securing Permitted Indebtedness described in clause (2) of the definition of Permitted Indebtedness

     (16) judgment liens not giving rise to an event of default under the indenture so long as any appropriate legal proceedings which may have been only initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired

     (17)  rights of set-off of banks and other persons

     (18) other deposits made in the ordinary course of business to secure liability to insurance carriers under insurance or self-insurance arrangements

     (19) Liens securing reimbursement obligations under letters of credit, entered into in the ordinary course of business if in each case such Liens cover only the title documents and related goods (and any proceeds thereof) covered by the related letter of credit and

     (20) Liens or equitable encumbrances deemed to exist by reason of fraudulent conveyance or transfer laws or negative pledge or similar agreements to refrain from permitting Liens

     "PERMITTED NON-RECOURSE SUBSIDIARY REFINANCING INDEBTEDNESS" means Non-Recourse Indebtedness of any Non-Recourse Subsidiary incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Non-Recourse Indebtedness of such Subsidiary, which outstanding Non-Recourse Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of the indenture.

     "PERMITTED REFINANCING INDEBTEDNESS" means Indebtedness of Pride incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of Pride, which outstanding Indebtedness was incurred in accordance with, or is otherwise permitted by, the terms of the indenture (excluding any Permitted Indebtedness), if:

     (1) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is equal or subordinated in right of payment to the notes, then such new Indebtedness is equal or subordinated, as the case may be, in right of payment (without regard to its being secured) to the notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased

     (2) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased

     (3) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased and

     (4) such new Indebtedness is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and any premium incurred by Pride or any Subsidiary in connection therewith

     "PERMITTED SUBSIDIARY REFINANCING INDEBTEDNESS" means Indebtedness of any Subsidiary incurred in exchange for, or the net proceeds of which are used to renew, extend, refinance, refund or repurchase, outstanding Indebtedness of such Subsidiary, which outstanding Indebtedness was incurred in accordance with or is otherwise permitted by the terms of the indenture, if:

     (1) if the Indebtedness being renewed, extended, refinanced, refunded or repurchased is equal or subordinated in right of payment to the notes, then such new Indebtedness is equal or subordinated, as the case may be, in right of payment (without regard to its being secured) to the notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased

     (2) such new Indebtedness is scheduled to mature later than the Indebtedness being renewed, extended, refinanced, refunded or repurchased

     (3) such new Indebtedness has an Average Life at the time such Indebtedness is incurred that is greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased and

     (4) such new Indebtedness is in an aggregate principal amount (or, if such indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP) plus the amount of reasonable fees, expenses and any premium incurred by Pride or such Subsidiary in connection therewith

     "PROPERTY" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

     "QUALIFIED EQUITY OFFERING" means any public offering or private placement of Capital Stock (other than Redeemable Stock) of Pride for cash consummated after the issue date of the Offered Notes (other than an offering pursuant to a registration statement on Form S-8 or any successor form or otherwise relating to equity securities issuable under any employee benefit plan of Pride).

     "REDEEMABLE STOCK" means, with respect to any person, any equity security that by its terms or otherwise is required to be redeemed, or is redeemable at the option of the holder thereof, at any time prior to one year following the stated maturity of the notes or is exchangeable into Indebtedness of such person or any of its subsidiaries.

     "RELATED BUSINESS" means any business related, ancillary or complementary to the business of Pride and its Subsidiaries on the issue date of the Offered Notes.

     "REPLACEMENT ASSET" means any Property that, as determined by the Board of Directors of Pride evidenced by a board resolution, is used or is useful in a Related Business.

     "RESTRICTED INVESTMENT" means any Investment other than a Permitted Investment.

     "RESTRICTED PAYMENT" means to

     (1) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem, retire or otherwise acquire for value any Capital Stock of Pride or any Affiliate of Pride, or warrants, rights or options to acquire such Capital Stock, other than:

          o dividends payable solely in the Capital Stock (other than Redeemable Stock) of Pride, or in warrants, rights or options to acquire such Capital Stock and

          o dividends or distributions by a Subsidiary to Pride or to a Wholly Owned Subsidiary

     (2) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or other stated maturity, Indebtedness of Pride or any Subsidiary that is subordinated in right of payment to the notes or

     (3)  make any Restricted Investment in any person

     "SALE AND LEASE-BACK TRANSACTION" means, with respect to any person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such person or a subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its subsidiaries.

     "SENIOR DEBT" means any Indebtedness incurred by Pride, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinate in right of payment to the notes. Senior Debt will not include:

     (1)  any liability for taxes owed or owing by Pride

     (2)  any Indebtedness owing to any Subsidiaries of Pride

     (3)  any obligations with respect to Capital Stock of Pride

     (4)  any trade payables or

     (5)  any Indebtedness that is incurred in violation of the indenture

     "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X promulgated by the SEC, as such Regulation is in effect on the issue date of the Offered Notes.

     "SUBORDINATED INDEBTEDNESS" means any Indebtedness of Pride or any subsidiary guarantor that is subordinated in right of payment to the notes or the subsidiary guarantees of the notes pursuant to a written agreement to that effect, as the case may be, and does not mature prior to one year following the stated maturity of the notes.

     The term "SUBSIDIARY" means, with respect to any person:

     (1) any corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries or such person, or by such person and one or more other subsidiaries of such person

     (2) any general partnership, joint venture or similar entity more than 50% of the outstanding partnership or similar interests of which is owned, directly or indirectly, by such person, or by one or more other subsidiaries of such person, or by such person and one or more other subsidiaries of such person and

     (3) any limited partnership of which such person or any subsidiary of such person is a general partner

     The term "SUBSIDIARY" means a subsidiary of Pride other than a Non-Recourse Subsidiary.

     "U.S. GOVERNMENT OBLIGATIONS" means securities that are:

     (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged

     (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or

     (3) depository receipts issued by a bank or trust company as custodian with respect to any such U.S. Government Obligations or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, if (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt

In either case under clauses (1) or (2) above, "U.S. Government Obligations" includes only those obligations that are not callable or redeemable at the option of the issuer thereof.

     "VOTING STOCK" means, with respect to any person, securities of any class or classes of Capital Stock or other interests (including partnership interests) in such person entitling the holders thereof (whether at all times or at the times that such class of Capital Stock has voting power by reason of the happening of any contingency) to vote in the election of members of the board of directors or comparable body of such person.

     "WHOLLY OWNED SUBSIDIARY" means any Subsidiary to the extent

     (1) all of the Voting Stock or other ownership interests in such Subsidiary, other than any director's qualifying shares mandated by applicable law, is owned directly or indirectly by Pride or

     (2) such Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Subsidiary to transact business in such foreign jurisdiction, if Pride:

          o directly or indirectly owns the remaining Capital Stock or ownership interest in such Subsidiary and

          o by contract or otherwise, controls the management and business of such Subsidiary and derives the economic benefits of ownership of such Subsidiary to substantially the same extent as if such Subsidiary were a wholly owned Subsidiary

ADDITIONAL AMOUNTS

     The indenture provides that the "Payment of Additional Amounts" provision in the indenture, relating to withholding and other taxes of any Permitted Country, and the "Optional Tax Redemption" provision in the indenture, relating to our option to redeem the notes under specified circumstances if "additional amounts" are payable, apply to the notes in specified circumstances. The provisions of the indenture relating to payment of additional amounts will apply in the event we become, or a successor to us is, a corporation organized or existing under the laws of any Permitted Country. In such circumstances, all payments made by us on the notes will be made without deduction or withholding, for or on account of, any and all present or future taxes, duties, assessments, or governmental charges of whatever nature imposed, levied, collected or assessed by or on behalf of any taxing authority in such Permitted Country, unless the deduction or withholding of such taxes, duties, assessments or governmental charges is then required by law. If any deduction or withholding for or on account of any present or future taxes, assessments or other governmental charges of such Permitted Country, or any political subdivision or taxing authority thereof or therein, shall at any time be required in respect of any amounts to be paid by us under the notes, we will pay or cause to be paid such additional amounts as may be necessary in order that every net payment of the principal of and interest on the notes, after deduction for withholding for or on account of any future tax, assessment or other governmental charge will not be less than the amount provided for in the notes to be then due and payable; PROVIDED, HOWEVER, that the foregoing obligation to pay additional amounts shall not apply in respect of:

          (a) any tax, withholding, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and a Permitted Country, or any political subdivision or taxing authority thereof including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein or (ii) the presentation of a note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except for additional amounts with respect to taxes that would have been imposed had the holder presented the note for payment within such 30-day period;

          (b) any estate, inheritance, gift, sale, transfer or personal property tax;

          (c) any tax, assessment or other governmental charge that is withheld by reason of the failure to timely comply by the holder or the beneficial owner of the note with a request in writing of us (which request shall be furnished to the trustee) (i) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (ii) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing or domicile jurisdiction as a precondition to exemption from or reduction of all or part of such tax, assessment or other governmental charge; PROVIDED, HOWEVER, that this clause (c) shall not apply to limit our obligation to pay additional amounts if the completing and filing of the information described in subclause (i) or the declaration or other claim described in subclause (ii) would be materially more onerous in form, in procedure or in substance of information disclosed, in comparison to the information reporting requirements imposed under U.S. tax law with respect to Forms 1001, W-8 and W-9;

          (d) any tax which is payable otherwise than by withholding by us or our paying agent; or

          (e) any combination of items (a), (b), (c) and (d) above; nor shall additional amounts be paid with respect to any payment of the principal of, or any interest on, any note to any holder who is not the sole beneficial owner of such note or is a fiduciary or partnership, but only to the extent that a beneficial owner, a beneficiary or a settlor with respect to a fiduciary or a member of the partnership would not have been entitled to the payment of the additional amount had the beneficial owner, beneficiary, settlor or member of such partnership received directly its beneficial or distributive share of the payment.

     At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if we will be obligated to pay additional amounts with respect to such payment, we will deliver to the trustee an officer's certificate stating the fact that such additional amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the trustee to pay such additional amounts to holders on the payment date. Whenever in the indenture or in this prospectus supplement there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof. Please read "-- Optional Redemption."

     We will also (i) make (or cause to be made) such withholding or deduction and (ii) remit (or cause to remitted) the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any taxes so deducted or withheld from each taxing authority imposing such taxes. We will furnish to the trustee as promptly as practicable after the payment of any taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment or, if the receipts are not obtainable, other evidence of such payments by us.

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository

Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

GLOBAL NOTES

     DTC has advised us as follows:

     o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934

     o DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

     o Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

     o Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

     o The rules applicable to DTC and its participants are on file with the SEC

     DTC has also advised us that:

     o DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     o DTC's ability to perform its services properly also is dependent upon other parties, including issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting, and will continue to contact, third-party vendors from whom DTC acquires services to impress upon them the importance of such services being Year 2000 compliant and to determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     o The foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither Pride, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     o upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes

     o ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note:

     o will not be entitled to have notes represented by that global note registered in their names

     o will not receive or be entitled to receive physical delivery of certificated notes and

     o will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee

Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

     Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

     Transfers between participants in DTC are expected to be effected in accordance with DTC rules and settled in immediately available funds.

CERTIFICATED SECURITIES

     We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if either:

     o DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice

     o an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes or

     o    we determine not to have the notes represented by a global note

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the name of that underwriter.

                                          PRINCIPAL
             UNDERWRITER                   AMOUNT
-------------------------------------  ---------------
Salomon Smith Barney Inc.............  $   140,000,000
Donaldson, Lufkin & Jenrette
  Securities Corporation.............       60,000,000
                                       ---------------
     Total...........................  $   200,000,000
                                       ===============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose initially to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to offer some of the notes to certain dealers at the public offering price less a concession not in excess of .500% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the underwriters at any time without notice.

     The notes are a new issue of securities with no established trading market. We do not currently intend to list the notes on any national securities exchange. The underwriters have advised us that one or more of them intends to make a market in the notes. They are not obligated to do so, however, and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the notes.

     The underwriting discounts to be paid by us to the underwriters in connection with this offering will be 2.375% per note, for a total of $4,750,000. In addition, we estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $550,000.

     In connection with the offering, Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member or other broker-dealer when Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member or broker-dealer.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Some of the underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. An affiliate of Salomon Smith Barney Inc. is the arranger for the construction period financing guaranteed by the United States Maritime Administration for the Amethyst joint venture company.

     Pride and Ray A. Tolson, its former Chairman and Chief Executive Officer, are currently involved in litigation with Donaldson, Lufkin & Jenrette Securities Corporation arising from a 1997 capital market transaction among the parties. Pride seeks approximately $4 million in compensatory damages.

                                 LEGAL MATTERS

     Baker & Botts, L.L.P., Houston, Texas, our outside counsel, will issue an opinion about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters. Sher Garner Cahill Richter Klein McAlister & Hilbert, L.L.P., New Orleans, Louisiana, will issue an opinion on all matters of Louisiana law in this connection.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            INDEPENDENT ACCOUNTANTS

     With respect to the unaudited consolidated financial information of Pride for the three-month periods ended March 31, 1999 and 1998 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 14, 1999 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                         [Picture of the PRIDE ANGOLA]

The PRIDE ANGOLA, an ultra-deepwater drillship, currently under construction in South Korea, is expected to commence operations in late 1999 under a three-year contract offshore West Africa.

[Picture of AMETHYST 1]                 [Picture of the NYMPHEA]                [Picture of the SOUTH SEAS
                                                                                DRILLER]

The AMETHYST 1, a dynamically
positioned, self-propelled
semisubmersible rig capable of          The NYMPHEA, a third-                   The SOUTH SEAS DRILLER, a
working in water depths of up to        generation semisubmersible rig, is      moored semisubmersible rig, is
4,000 feet, is operating under a        currently operating under a long-       working under a long-term contract
long-term contract offshore Brazil.     term contract offshore Brazil.          offshore South Africa.

================================================================================

                                  $200,000,000

                                     [LOGO]

                           Pride International, Inc.

                           10% Senior Notes due 2009

                                  ------------

                             PROSPECTUS SUPPLEMENT
                                  MAY 21, 1999
                  (Including Prospectus dated March 23, 1998)

                                  ------------

                              SALOMON SMITH BARNEY
                          DONALDSON, LUFKIN & JENRETTE

================================================================================